Exhibit 99.1

CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the periods ended as of June 30, 2019 and 2018 and December 31, 2018

INDEPENDENT AUDITOR'S REVIEW REPORT (A free translation from the original in Spanish) Santiago, July 29, 2019 To the Shareholders and Directors of Banco Santander Chile We have reviewed the accompanying consolidated interim financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated interim statements of financial position as of June 30, 2019, the consolidated interim statements of income and of other comprehensive income for six-month periods ended June 30, 2019 and 2018, and the related consolidated interim statements of cash flows and of changes in equity for the six-month period then ended, and the related notes to the consolidated interim financial statements. Management's Responsibility for the Consolidated Interim Financial Information Management is responsible for the preparation and fair presentation of the consolidated interim financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions). This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the consolidated interim financial statements in accordance with the applicable framework for preparation and presentation of financial information. Auditor's Responsibility Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion. Conclusion Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions). PwC Chile - Av. Andres Bello 2711 - piso 5, Las Condes - Santiago, Chile RUT: 81.513.400.1 | T: (56) 2 2940 0000 | www.pwc.cl

Santiago, July 29, 2019 Banco Santander Chile 2 Other Matter - Consolidated statement of financial position as of December 31, 2018 On February 27, 2019 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2018 and 2017 of Banco Santander Chile and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2018 set forth in the accompanying consolidated interim financial statements and the notes thereto. Claudio Gerdtzen S. Partner

CONTENT Consolidated interim Financial Statements CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION 3 CONSOLIDATED INTERIM STATEMENT OF INCOME FOR THE PERIOD 4 CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIOD 5 CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD 6 CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR THE PERIOD 7 Notes to the Consolidated Interim Financial Statements NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 9 NOTE 02 CHANGES IN ACCOUNTING 38 NOTE 03 SIGNIFICANT EVENTS 39 NOTE 04 REPORTING SEGMENTS 41 NOTE 05 CASH AND CASH EQUIVALENTS 44 NOTE 06 TRADING INVESTMENTS 45 NOTE 07 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING 46 NOTE 08 INTERBANK LOANS 52 NOTE 09 LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS 53 NOTE 10 AVAILABLE FOR SALE INVESTMENTS 59 NOTE 11 INTANGIBLE ASSETS 60 NOTE 12 FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT 65 NOTE 13 CURRENT AND DEFERRED TAXES 66 NOTE 14 OTHER ASSETS 69 NOTE 15 TIME DEPOSITS AND OTHER TIME LIABILITIES 70 NOTE 16 ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES 71 NOTE 17 MATURITY OF FINANCIAL ASSETS AND LIABILITIES 78 NOTE 18 PROVISIONS 80 NOTE 19 OTHER LIABILITIES 81 NOTE 20 CONTINGENCIES AND COMMITMENTS 82 NOTE 21 EQUITY 85 NOTE 22 CAPITAL REQUIREMENTS (BASEL) 88 NOTE 23 NON-CONTROLLING INTEREST 90 NOTE 24 INTEREST INCOME 92 NOTE 25 FEES AND COMMISSIONS 94 NOTE 26 NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS 97 NOTE 27 NET FOREIGN EXCHANGE INCOME 98 NOTE 28 PROVISIONS FOR LOAN LOSSES 99 NOTE 29 PERSONNEL SALARIES AND EXPENSES 100 NOTE 30 ADMINISTRATIVE EXPENSES 101 NOTE 31 DEPRECIATION, AMORTIZATION AND IMPAIRMENT 102 NOTE 32 OTHER OPERATING INCOME AND EXPENSES 103 NOTE 33 TRANSACTIONS WITH RELATED PARTIES 104 NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 108 NOTE 35 NON-CURRENT ASSETS HELD FOR SALE 115 NOTE 36 SUBSEQUENT EVENTS 116

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30,2019 (un audited) and December 31,2018

	NOTE	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
ASSETS			
Cash and deposits in banks	5	1,939,644	2,065,441
Cash items in process of collection	5	511,987	353,757
Trading investments	6	163,178	77,041
Investments under resale agreements		-	-
Financial derivative contracts	7	4,195,904	3,100,635
Interbank loans, net	8	8,606	15,065
Loans and accounts receivables from customers, net	9	30,289,001	29,470,370
Available for sale investments	10	2,898,227	2,394,323
Held to maturity investments		-	-
Investments in associates and other companies		9,879	32,293
Intangible assets	11	63,371	66,923
Property, plant, and equipment	12	198,131	253,586
Right of use assets	12	196,041	-
Current taxes	13	-	-
Deferred taxes	13	391,566	382,934
Other assets	14	1,166,416	984,988
TOTAL ASSETS		**42,031,951**	**39,197,356**
LIABILITIES			
Deposits and other demand liabilities	15	8,909,594	8,741,417
Cash items in process of being cleared	5	392,441	163,043
Obligations under repurchase agreements		133,690	48,545
Time deposits and other time liabilities	15	13,122,503	13,067,819
Financial derivative contracts	7	3,829,988	2,517,728
Interbank borrowing		1,835,305	1,788,626
Issued debt instruments	16	8,935,664	8,115,233
Other financial liabilities	16	209,927	215,400
Obligation for lease contract	12	151,562	-
Current taxes	13	4,674	8,093
Deferred taxes	13	39,265	15,395
Provisions	18	212,022	329,940
Other liabilities	19	923,870	900,408
TOTAL LIABILITIES		**38,700,505**	**35,911,647**
EQUITY			
Attributable to the equity holders of the Bank		**3,284,857**	**3,239,546**
Capital	21	891,303	891,303
Reserves	21	2,159,783	1,923,022
Valuation adjustments	21	26,108	10,890
Retained earnings		**207,663**	**414,331**
Retained earnings from prior years		-	-
Income for the year		296,662	591,902
Minus: Provision for mandatory dividends		(88,999)	(177,571)
Non-controlling interest	23	**46,589**	**46,163**
TOTAL EQUITY		**3,331,446**	**3,285,709**
TOTAL LIABILITIES AND EQUITY		**42,031,951**	**39,197,356**

The accompanying notes 1 to 36 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENT OF INCOME FOR THE PERIOD For the periods ended as of June 30, 2019 and 2018 ( un audited) As of June 30, NOTE 2019 MCh$ 2018 MCh$ OPERATING INCOME Interest income 24 1,136,862 1,088,772 Interest expense 24 (443,786) (388,727) Net interest income 693,076 700,045 Fee and commission income 25 244,727 246,548 Fee and commission expense 25 (106,078) (92,230) Net fee and commission income 138,649 154,318 Net income (expense) from financial operations 26 22,911 (8,853) Net foreign exchange gain 27 64,950 50,634 Other operating income 32 9,947 24,564 Net operating profit before provision for loan losses 929,533 920,708 Provision for loan losses 28 (152,622) (155,406) NET OPERATING PROFIT 776,911 765,302 Personnel salaries and expenses 29 (199,308) (193,577) Administrative expenses 30 (120,665) (124,865) Depreciation and amortization 31 (51,679) (38,440) Impairment of property, plant, and equipment 31 - (39) Other operating expenses 32 (30,831) (19,852) Total operating expenses (402,483) (376,773) OPERATING INCOME 374,428 388,529 Income from investments in associates and other companies 543 1,141 Income before tax 374,971 389,670 Income tax expense 13 (79,440) (84,584) Result of continuous operations 295,531 305,086 Result of discontinued operations 35 1,699 1,860 NET INCOME FOR THE PERIOD 297,230 306,946 Attributable to: Equity holders of the Bank 296,662 305,531 Non-controlling interest 23 568 1,415 Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos): Basic earnings 21 1.565 1.611 Diluted earnings 21 1.565 1.611 Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos): Basic earnings 21 1.574 1.621 Diluted earnings 21 1.574 1.621 The accompanying notes 1 to 36 form an integral part of the consolidated interim financial statements. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME For the periods ended as of June 30, 2019 and 2018 ( un audited) June 30, 2019 2018 NOTE MCh$ MCh$ NET INCOME FOR THE PERIOD 297,230 306,946 OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS Available for sale investments 21 29,990 (2,487) Cash flow hedge 21 (9,340) (33,239) Other comprehensive income which may be reclassified subsequently to profit or loss, before tax 20,650 (35,726) Income tax related to items which may be reclassified subsequently to profit or loss (5,575) 9,672 Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax 15,075 (26,054) OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED TO PROFIT OR LOSS - - TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 312,305 280,892 Attributable to: Equity holders of the Bank 311,880 279,525 Non-controlling interest 23 425 1,367 Attributable to: Equity holders of the Bank Continuous operations 310,181 277,665 Discontinuous operations 1,699 1,860 The accompanying notes 1 to 36 form an integral part of the consolidated interim financial statements. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 5

Santander

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended as of june 30, 2019 and 2018 (un audited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS					
	Capital MCh$	Reserves and other retained earnings MCh$	Effects of merger of companies under common control MCh$	Available for sale investments MCh$	Hedge cash flow MCh$	Income tax effects MCh$	Prior years retained earnings MCh$	Income for the year MCh$	Provision for mandatory dividends MCh$	Total attributable to equity holders of the Bank MCh$	Non-controlling interest MCh$	Total Equity MCh$
Equity as of December 31, 2017	**891,303**	**1,784,042**	**(2,224)**	**459**	**(3,562)**	**791**	-	**564,815**	**(169,444)**	**3,066,180**	**41,883**	**3,108,063**
Distribution of income from previous period	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	**891,303**	**1,784,042**	**(2,224)**	**459**	**(3,562)**	**791**	**564,815**	-	**(169,444)**	**3,066,180**	**41,883**	**3,108,063**
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(423,611)	-	-	**(423,611)**	-	**(423,611)**
Other equity movements	-	141,204	-	-	-	-	(141,204)	-	-	-	1	**1**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	77,785	**77,785**	-	**77,785**
Subtotals	-	**141,204**	-	-	-	-	**(564,815)**	-	**77,785**	**(345,826)**	**1**	**(345,825)**
Other comprehensive income	-	-	-	(2,449)	(33,239)	9,682	-	-	-	**(26,006)**	(48)	**(26,054)**
result Continuous operations	-	-	-	-	-	-	-	303,671	-	**303,671**	1,415	**305,086**
result Discontinuous operations	-	-	-	-	-	-	-	1,860	-	**1,860**	-	**1,860**
Subtotals	-	-	-	**(2,449)**	**(33,239)**	**9,682**	-	**305,531**	-	**279,525**	**1,367**	**280,892**
Equity as of June 30, 2018	**891,303**	**1,925,246**	**(2,224)**	**(1,990)**	**(36,801)**	**10,473**	-	**305,531**	**(91,659)**	**2,999,879**	**43,251**	**3,043,130**
Equity as of December 31, 2018	**891,303**	**1,925,246**	**(2,224)**	**5,114**	**9,803**	**(4,027)**	-	**591,902**	**(177,571)**	**3,239,546**	**46,163**	**3,285,709**
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	**891,303**	**1,925,246**	**(2,224)**	**5,114**	**9,803**	**(4,027)**	**591,902**	-	**(177,571)**	**3,239,546**	**46,163**	**3,285,709**
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(355,141)	-	-	(355,141)	-	**(355,141)**
Other equity movements	-	236,761	-	-	-	-	(236,761)	-	-	-	1	**1**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	88,572	88,572	-	**88,572**
Subtotals	-	**236,761**	-	-	-	-	**(591,902)**	-	**88,572**	**(266,569)**	**1**	**(266,568)**
Other comprehensive income	-	-	-	30,188	(9,340)	(5,630)	-	-	-	15,218	(143)	**15,075**
result Continuous operations	-	-	-	-	-	-	-	294,963	-	294,963	568	**295,531**
result Discontinuous operations	-	-	-	-	-	-	-	1,699	-	1,699	-	**1,699**
Subtotals	-	-	-	**30,188**	**(9,340)**	**(5,630)**	-	**296,662**	-	**311,880**	**425**	**312,305**
Equity as of June 30, 2019	**891,303**	**2,162,007**	**(2,224)**	**35,302**	**463**	**(9,657)**	-	**296,662**	**(88,999)**	**3,284,857**	**46,589**	**3,331,446**

(*) See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Distributed Percentage %	Number of shares	Dividend per share (in chilean pesos)
Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885
Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	70	188,446,126,794	2.248

The accompanying notes 1 to 36 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS For the periods ended as of June 30, 2019 and 2018(un audited) June 30, 2019 2018 NOTE MCh$ MCh$ A - CASH FLOWS FROM OPERATING ACTIVITIES: NET INCOME FOR THE PERIOD 297,230 306,946 Debits (credits) to income that do not represent cash flows (552,912) (604,602) Depreciation and amortization 31 51,679 38,440 Impairments of property, plant, and equipment and intangibles 31 - 39 Provision for loan losses 28 194,249 200,663 Provision from trading investments mark to market 20,508 1,438 Income from investments in associates and other companies (543) (3,001) Net gain on sale of assets received in lieu of payment 32 (9,030) (12,216) Provision on assets received in lieu of payment 32 1,616 1,177 Net gain on sale of associates and other companies - - Net gain on sale of controlled companies - - Net gain on sale of property, plant, and equipment 32 (149) (250) Charge off of assets received in lieu of payment 32 7,333 7,879 Net interest income 24 (693,076) (700,045) Net fee and commission income 25 (138,649) (154,318) Other debits (credits) to income that do not represent cash flows 3,485 (11,576) Changes in deferred taxes 13 9,665 27,168 Increase/decrease in operating assets and liabilities 438,627 641,290 (Increase) decrease of loans and accounts receivables from customers, net (819,385) (1,640,904) (Increase) decrease of financial investments (590,041) (122,413) Decrease (increase) due to resale agreements (assets) - (1,746) Decrease (increase) of interbank loans 6,459 132,863 (Increase) decrease of assets received or awarded in lieu of payment (3,025) 2,413 Increase (decrease) of debits in customers checking accounts 237,964 154,475 Increase (decrease) of time deposits and other time liabilities 54,684 767,649 Increase (decrease) of obligations with domestic banks (480) (480) Increase (decrease) of other demand liabilities or time obligations (69,787) 205,117 Increase (decrease) of obligations with foreign banks 95,312 (144,664) Increase (decrease) of obligations with Central Bank of Chile (1) (1) Increase (decrease) of obligations under repurchase agreements 85,145 (157,476) Increase (decrease) in other financial liabilities (5,473) 7,517 Increase (decrease) of obligation for lease contract (550) - Net increase of other assets and liabilities (156,147) (153,794) Redemption of letters of credit (3,664) (4,681) Mortgage bond issuances - - Senior bond issuances 1,211,816 981,284 Redemption mortgage bonds and payments of interest (3,034) (2,935) Redemption and maturity of of senior bonds and payments of interest (432,891) (235,297) Interest received 1,136,862 1,088,772 Interest paid (443,786) (388,727) Dividends received from investments in other companies - - Fees and commissions received 25 244,727 246,548 Fees and commissions paid 25 (106,078) (92,230) Total cash flow provided by (used in) operating activities 182,945 343,449 The accompanying notes 1 to 36 form an integral part of these consolidated interim financial statements. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

	NOTE	June 30, 2019 MCh$	June 30, 2018 MCh$
B – CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of property, plant, and equipment	12	(13,723)	(14,529)
Sales of property, plant, and equipment	12	3,327	271
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		-	-
Purchases of intangible assets	11	(9,201)	(10,019)
Total cash flow provided by (used in) investment activities		**(19,597)**	**(24,277)**
C – CASH FLOW FROM FINANCING ACTIVITIES:			
From shareholder´s financing activities		**(355,141)**	**(553,861)**
Increase in other obligations		-	-
Subordinated bonds emisions		-	-
Redemption of subordinated bonds and payments of interest		-	(130,250)
Dividends paid		(355,141)	(423,611)
From non-controlling interest financing activities		**-**	**-**
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		**(355,141)**	**(553,861)**
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(191,793)**	**(234,689)**
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**(5,172)**	**78,720**
F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	5	**2,256,155**	**1,634,341**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	**2,059,190**	**1,478,372**

Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		As of June 30, 2019 MCh$	As of June 30, 2018 MCh$
Provision for loan losses for cash flow purposes		194,249	200,663
Recovery of loans previously charged off		(41,627)	(45,257)
Provision for loan losses - net	28	**152,622**	**155,406**

Reconciliation of liabilities arising from financing activities	**December, 31 2018 MCh$**	**Cash Flow MCh$**	**Changes other than cash: Acquisition MCh$**	**Changes other than cash: Foreign Currency Movement MCh$**	**Changes other than cash: UF Movement MCh$**	**Changes other than cash: Fair Value Changes MCh$**	**June, 30 2019 MCh$**
Subordinated Bonds	795,957	-	-	-	9,919	-	805,876
Paid dividends	-	(355,141)	-	-	-	-	(355,141)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	**795,957**	**(355,141)**	**-**	**-**	**9,919**	**-**	**450,735**

The accompanying notes 1 to 36 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CORPORATE INFORMATION Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the "Bank" or "Banco Santander Chile") offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking. Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of June 30, 2019, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank's shares. a) Basis of preparation These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Comission (CMF) (exSuperintendency of Banks and Financial Institutions "SBIF"), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by CMF. For those issues not covered by the CMF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the CMF (Compendium of Accounting Standards and Instructions), the latter shall prevail. For purposes of these financial statements the Bank uses certain terms and conventions. References to "US$", "U.S. dollars" and "dollars" are to United States dollars, references to "EUR" are to European Economic Community Euro, references to "CNY" are to Chinese Yuan, references to "CHF" are to Swiss franc, references to "AUD" references are to Australian dollar ,references "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner. b) Basis of preparation for the Consolidated Interim Financial Statements The Consolidated Interim Financial Statements as of June 30, 2019 and 2018 and December 31, 2018, include the financial statements from the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank: I. has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee) II. is exposed, or has rights, to variable returns from its involvement with the investee; and III. has the ability to use its power to affect its returns. The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank's voting rights in an investee are sufficient to give it power, these include: o The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. o The potential voting rights held by the Bank, other vote holders or other parties. o The rights arising from other contractual agreements. o Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank's equity and the non-controlling interests' equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties' shares in the Bank's consolidated equity are presented as "Non-controlling interests" in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as "Attributable to non-controlling interest" in the Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

			Percent ownership share								
			As of June 30, 2019			As of Dicembre 31, 2018			As of June 30, 2018		
		Place of Incorporation And operation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada (*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(*) On July 25, 2018, the company has ceased conducting foreign currency purcharse and sale operations, hence forth this operation will be carried out directly by the Bank.

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated as of June 30, 2019 and 2018 and December 31, 2018 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)
- Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii. Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following companies are considered "Associates" in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share		
Associates	**Main activity**	**Place of Incorporation and operation**	**As of June 30, 2019 %**	**As of Decembre 31, 2018 %**	**As of June 30, 2018 %**
Redbanc S.A. (*)	ATM services	Santiago, Chile	-	33.43	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	-	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 "Non-current assets held for sale and discontinued operations" has been applied, on the participation of said companies, which is described in Note 1 u) and Note 35.

In the case of Cámara Compensación Alto Valor S.A., Banco Santander Chile has a representative in the Board of Directors, which is why the Administration has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., The Bank participates, through its executives, actively in the administration, which is why the Administration has concluded that it exerts significant influence about it.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c) Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders' equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued d) Reporting segments The Bank's operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 "Operating Segments" (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects: i. The nature of the products and services; ii. the nature of the production processes; iii. the type or category of customers to whom your products and services are destined; iv. the methods used to distribute your products or provide services; and v. if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services. The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds: i. its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments. ii. the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss. iii. its assets represent 10% or more of the combined assets of all the operating segments. Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Interim Financial Statements. Information about other business activities of the segments not separately reported is combined and disclosed in the "Other segments" category. According to the information presented, the Bank's segments were selected based on an operating segment being a component of an entity that: i. engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity), ii. whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assess its performance, iii. for which discrete financial information is available. e) Functional and presentation currency The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency". f) Foreign currency transactions The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$678.44 per US$1 for June, 2019 (Ch$653.90 per US$1 for June 2018 and Ch$697.76 per US$1 for December, 2018). The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued g) Definitions and classification of financial instruments i. Definitions A "financial instrument" is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity. An "equity instrument" is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities. A "financial derivative" is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date. "Hybrid financial instruments" are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of June 30, 2019 and 2018 and December 31, 2018, Banco Santander did not keep implicit derivatives in its portfolio. ii. Classification of financial assets for measurement purposes Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), 'held to maturity investments', 'available for sale investments' (AFS) financial assets and 'loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace. A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date. Financial assets are initially recognized at fair value plus, in the case of financial assets that aren't accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue. Effective interest method The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss. Trading investments Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if: - it has been acquired with the purpose of selling it in the short term; or - on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or - it is a derivative that is not designated and effective as a hedging instrument Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if: - such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or - the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or - it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL. Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the 'net income (expense) from financial operations' line item. Held to maturity investments Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment. Available for sale investments AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments). Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of "Valuation Adjustment". When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established. The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset. Loans and accounts receivables from customers Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial. iii. Classification of financial assets for presentation purposes For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements: o Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported. o Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued o Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value. o Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements. o Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7. o Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments. o Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments. o Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above. o Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements. o Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to- maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale. iv. Classification of financial liabilities for measurement purposes Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities. Financial liabilities FVTPL As of June 30, 2019 and December 31, 2018, the bank does not possess any financial liabilities FVTPL. Other financial liabilities Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued v. Classification of financial liabilities for presentation purposes Financial liabilities are classified by their nature into the following items in the Consolidated Interim Statement of Financial Position: o Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations. o Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered. o Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements. o Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated. o Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6. o Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments. o Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments. o Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition. o Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market. o Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business. h) Valuation of financial instruments and recognition of fair value changes Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria: i. Valuation of financial instruments Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments. According to IFRS 13 Fair Value Measurement, "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability. When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Every derivative is recorded in the Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in "Net income (expense) from financial operations" in the Consolidated Interim Statement of Income. Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation ("present value" or "theoretical close") using valuation techniques commonly used by the financial markets: "net present value" (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. "Loans and accounts receivable from customers" and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in "Net income (expense) from financial operations". The "effective interest rate" is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates. The amounts at which the financial assets are recorded represent the Bank's maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Valuation techniques Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued. In cases where price quotations cannot be observed in available markets, the Bank's management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. The main techniques used as of June 30, 2019 and 2018 and as of December 31, 2018 by the Bank's internal models to determine the fair value of the financial instruments are as follows: i. In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black- Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank's management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price. iii. Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks; ii. to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities ("hedging derivatives"), and iii. to obtain profits from changes in the price of these derivatives (trading derivatives). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives. A derivative qualifies for hedge accounting if all the following conditions are met: 1. The derivative hedges one of the following three types of exposure: a. Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge"); b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions ("cash flow hedge"); c. The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that: a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b. There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position ("retrospective effectiveness"). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of own risks. The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as "Net income (expense) from financial operations" in the Consolidated Interim Statement of Income. b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Financial Statement of Income under "Net income (expense) from financial operations". c. For cash flow hedges, the change in fair value of the hedging instrument is included as "Cash flow hedge" in "Other comprehensive income", until the hedged transaction occurs, thereafter being reclassified to the Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability. d. The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When "fair value hedging" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable. When cash flow hedges are interrupted, any cumulative gain or loss of the hedging instrument recognized under "Other comprehensive income" (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income. iv. Derivatives embedded in hybrid financial instruments Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as "Trading investments" or as other financial assets (liabilities) at fair value through profit or loss. v. Offsetting of financial instruments Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. vi. Derecognition of financial assets and liabilities The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties: i. If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded: - An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost. - Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability. iii. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset-as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made: a. If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized. b. If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value. Accordingly, financial assets are only derecognized from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured. i) Recognizing income and expenses The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows: i. Interest revenue, interest expense, and similar items Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method. However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received. This interest and adjustments are generally referred to as "suspended" and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected. The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment). ii. Commissions, fees, and similar items Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 "Revenue from contracts with customers". Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time. The main income arising from commissions, fees and similar items correspond to: - Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts. - Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations. - Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards. - Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts. - Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank. - Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie's custody services. - Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution. - Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services. The main expense arising from commissions, fees and similar items correspond to: - Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services. - Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie's brokerage. - Other fees and commissions:includes mainly expenses generayed from online services. The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25. Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise. iii. Non-financial income and expenses They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued). iv. Commissions in the formalization of loans The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Interim Statement of the Consolidated Income throughout the life of the loan. j) Impairment i. Financial assets: A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists. A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset ("event causing the loss"), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets. An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics. All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income. ii. Non-financial assets: The Bank's non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed. k) Property, plant, and equipment This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows: i. Property, plant and equipment for own use Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets: Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ITEM Useful life (in months) Land - Paintings and works of art - Carpets and curtains 36 Computers and hardware 36 Vehicles 36 IT systems and software 36 ATMs 60 Other machines and equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 60 Air conditioning systems 84 Other installations 120 Buildings 1,200 The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued l) Leases i. Right-of-use assets and obligation for lease contract The Bank is party to lease contracts for offices and branches, all those required to carry out its business activities. Contract terms are negotiated individually and include a wide range of terms and conditions. Leases are recognized, measured and presented in accordance with IFRS 16 "Leases". The lease term comprises non-cancelable period of lease contracts, and typically contains automatic extension, which is not consider in the lease liability since both parties have a genuine ability to negotiate. Additionally, each party has the right of early termination. For lease contract with indefinite term the Bank has estimates the length equal to maximum non-cancelable contracts period. The same economic useful life is apply to determine the depreciation rate of right-of-use assets. The term of the lease includes the non-cancelable period established in the lease agreements, and they generally have a clause of automatic renewal, which are not included in the calculation of the financial liability since the clause requires mutual agreement. Additionally, Each party has the ability to terminate the contract before expiration, upon notice. For both concepts, only the Current contractual period for the calculation of the impact of this new regulation. While, for leases with useful life undefined, the Bank has determined to assign a useful life equal to the longer non- cancelable period of its lease agreements. The present value of the lease payment is determined using the discount rate representing the incremental borrowing rate at the date when lease contract commences or is modify. The Bank has elected to apply IFRS 16 using the modified retrospective approach, and does not restate comparative figures. Thus, disclosures related to prior year were prepared under IAS 17 Leases. According to the above, the Bank has elected to recognize a lease liability at the date of initial application, as the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at the date of initial application, and the right-of-use, for an amount equal to the lease liability. At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. The Bank has decided not to apply the new guidance to leases whose term will end within 12 months of the date of initial application. In those cases, the leases are accounted for as short-term leases, and the lease payments associated with them will be recognised as an expense from short-term leases. ii. Finance leases Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee. When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee's purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under "Loans and accounts receivable from customers" in the Consolidated Interim Statement of Financial Position. When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use. In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to "Interest income" and "Interest expense" in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Operating leases In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor. When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment". The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under "Other operating income" in the Consolidated Interim Statement of Income. When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to "Other operating expenses" in the Consolidated Interim Statement of Income. Sale and leaseback transactions For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term. m) Factored receivables Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. n) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months. Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized. o) Cash and cash equivalents The indirect method is used to prepare the cash flow statement, starting with the Bank's consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities. The cash flow statement was prepared considering the following definitions: i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. ii. Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. iii. Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iv. Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities. p) Allowances for loan losses The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery. The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions CMF (ex SBIF) and models of credit risk rating and assessment approved by the Board's Committee, including the amendments introduced by Circular No. 3,573 and , 2016 No. 3,584 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments. The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk: - Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure. - Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans. I. Allowances for individual assessment An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail. The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior. The portfolio categories and their definitions are as follows: i. Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6. ii. Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4. iii. Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6. Normal and Substandard Compliance Portfolio As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii. the debtor has not been granted loans to pay its obligations;
iii. at least one of the payments include the amortization of capital;

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv. if the debtor has made partial loan payments in the last six months, two payments have already been made;
v. if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi. the debtor does not appear to have bad debts in the information provided by the CMF (ex SBIF), except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio's risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client's risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV. For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government. III. Additional provisions According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of nonpredictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to No. 10 of Chapter B-1 from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. The Bank has established additional provisions at the end of the third quarter of 2018 for an amount amounting to MM $ 20,000, associated with the portfolio Bank consumption, which have been approved by the Board of Directors of the Bank (Note No. 28). IV. Charge-offs As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF). These charge-offs refer to the derecognition from the Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist). Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Interim Statement of Income. Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Mortgage loans 48 months Consumer leasing 6 months Other non-mortgage leasing transactions 12 months Mortgage leasing (household and business) 36 months V. Recovery of loans previously charged off and accounts receivable from customers Any recovery on "Loans and accounts receivable from customers" previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Interim Statement of Income. Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans. The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued q) Provisions, contingent assets, and contingent liabilities Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank: i. has a present obligation (legal or constructive) as a result of past events, and ii. it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured. Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank. The Consolidated Interim Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: - Provision for employee salaries and expenses - Provision for mandatory dividends - Provision for contingent loan risks - Provisions for contingencies r) Income taxes and deferred taxes The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted. Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the P.P.M. for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation. s) Use of estimates The preparation of the financial statements requires the Bank's management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques. The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Interim Statement of Income. Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank's Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period. These estimates are based on the best available information and mainly refer to: - Allowances for loan losses (Notes 8, 9, and 28) - Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31) - The useful lives of tangible and intangible assets (Notes 11, 12 and 31) - The fair value of assets and liabilities (Notes 6, 7, 10 and 34) - Commitments and contingencies (Note 20) - Current and deferred taxes (Note 13) t) Non-current assets held for sale The Bank will classify the respective investments in associates so far held in Redbanc, Transbank and Nexus as held for sale, in accordance with IFRS 5 "Non-current assets held for sale and discontinued operations", because it expects to recover the amount in books primarily through the sale of such investments. In order to perform this reclassification, the Bank has made sure to comply with the requirements established for this: o It must be available in its current conditions for immediate sale and its sale must be highly probable. o For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated. o I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification. For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell. As of June 30, 2019, the Bank has classified non-current assets as held for sale. For more information see note N°35 Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Interim Statement of Income under "Provision for loan losses". These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under "Other operating expenses". At the end of each year the Bank performs an analysis to review the "selling costs" of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 31, 2018 the average selling cost has been estimated at 2.2% of the appraisal value (3.4% for December 31, 2017). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets. In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment. u) Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued As of June 30, 2019 and December 31, 2018, the Bank did not have any instruments that generated dilution. v) Temporary acquisition (assignment) of assets and liabilities Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under "Deposits in the Central Bank of Chile," "Deposits in financial institutions" or "Loans and accounts receivable from customers" ("Central Bank of Chile deposits," "Deposits from financial institutions" or "Customer deposits"). Differences between the purchase and sale prices are recorded as financial interest over the term of the contract. w) Assets under management and investment funds managed by the Bank Assets owned by third parties and managed by certain companies that are within the Bank's scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statement of Financial Position. Management fees are included in "Fee and commission income" in the Consolidated Interim Statement of Income. x) Provision for mandatory dividends As of June 30, 2019 and December 31, 2018, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank's internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from "Retained earnings" - "Provision for mandatory dividends" in the Consolidated Interim Statement of Changes in Equity with offset to Provisions. y) Employee benefits i. Post-employment benefits - Defined Benefit Plan: According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement. Features of the Plan: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are: I. Aimed at the Bank's management. II. The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old. III. The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank. IV. The Bank will be responsible for granting the benefits directly. The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include: - current service cost and any past service cost, which are recognized in profit or loss for the period; - net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period; - new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and; (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income. The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees. The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated InterimStatement of Income. Given the plan's structure, it does not generate actuarial gains or losses. The plan's performance is established and fices during the period; consequently, there are no changes in the asset's cap. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefits liability, recognized in the Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions. When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced. ii. Severance provision: Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known. iii. Cash-settled share based compensation The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period. z) New accounting pronouncements I. Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board: At the date of issuance of these Consolidated Interim Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below. 1. Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions. Circular No. 3,645 - Leases according to IFRS 16. Modifies and complements Compendium of Accounting Standards. Chapters A 2, B-1, C-1 and C-3- On January 11, 2019, the CMF (ex SBIF) issued this circular in order to clarify how banks should apply the criteria defined in the International Financial Reporting Standard No. 16 (IFRS 16). Detailing the changes in the statement of financial position and statement of income and notes. These modifications are applicable as of January 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner, see note N°02. Circular No. 3,649 - Leases according to IFRS 16. Complements instructions. Chapters C-3 - On May 6, 2019, the CMF (ex SBIF) issued this circular to establish the treatment of the lease agreements expressed in the Development Unit and the consequences of the adjustment experienced by the liability, within the framework of the criteria established by IFRS 16, establishing that the variation in the UF should be treated as a new measurement, and therefore the readjustments that result in changes in lease payments should be recognized as a modification of the amount of the obligation and in parallel, the amount of the asset for the right to use leased assets for this purpose. These modifications are applicable as of May 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner, there are no material effects. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Circular No. 3,651 - Modifications introduced to the General Banking Law by Law No. 21,130, which Modernizes the Banking Legislation; and date on which the Financial Market will assume the powers of the Superintendence of Banks and Financial Institutions, the latter being abolished - On May 29, 2019 the CMF (ex SBIF) issued this circular stating that as of June 1, 2019, the Financial Market Commission (CMF) will assume the powers of the CMF. Additionally, it communicates some more immediate operational scopes as a result of the aforementioned legal modification, particularly regarding its practical aspects for the institutions that are currently related to the CMF. 2. Accounting Standards issued by the International Accounting Standards Board IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019. The Administration carried out an implementation process during the year 2018, which culminated successfully with the application as of January 1, 2019, using the modified retrospective method, this means that At the date of initial application, the right-of-use asset is equal to the financial liability, and in addition it has been chosen not to restate the balances of the previous year, for more information see related accounting policies and No. 02 of accounting changes. IFRIC 23 Uncertainty about the treatment of income tax - This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which applies to the determination of taxable income, tax base, tax losses and unused credits, when there is an uncertainty about the treatment according to IAS 12 "Income Tax". This standard covers four points: (a) If an entity considers tax uncertainties individually or together, (b) The assumptions that an entity makes about the tax treatment review established by the tax authority, (c) As an entity determines the taxable profit (or loss), the tax base, tax loss and unused credits and tax rates, and (d) How an entity considers changes in facts and circumstances. This interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted. Management has assessed that the implementation of this interpretation has not had a material impact on the Bank's consolidated financial statements. Amendment to IAS 28 Long-Term Participations in Associates and Joint Ventures - On October 12, 2017 the IASB published this amendment to clarify that an entity would also apply IFRS 9 to a long-term participation in an associate or joint venture to which the participation method does not apply. When applying IFRS 9, the adjustments of the long-term interests that arise from the application of this Standard will not be taken into account. This amendment is effective retroactively in accordance with IAS 8 to annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of this amendment has not had a material impact on the Consolidated Interim Financial Statements. from the bank. Annual Improvements, cycle 2015-2017 - This amendment published on December 12, 2017 introduces the following improvements: IFRS 3 Business Combinations / IFRS 11 Joint Agreements: deals with the prior interest in a joint operation, as a business combination in stages. IAS 12 Income Tax: deals with the consequences in income tax of payments of financial instruments classified as equity. IAS 23 Loan costs: deals with the eligible costs for capitalization. This amendment is effective for annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements. Amendment IAS 19 - Modification, reduction or liquidation of pension plans - This amendment issued on February 7, 2018 introduces the following modifications: 1. If a modification, reduction or liquidation of a plan occurs, it is now mandatory that the current service cost and the net interest for the period subsequent to the new measurement be determined using the assumptions used for the new measurement. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 2. In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset's ceiling. An entity applies these amendments on or after January 1, 2019. Early application is allowed, but must be disclosed. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements. II. New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of June 30, 2019 As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and CMF rules, which were not mandatory as of june 30, 2019. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date. 1. Accounting Standards issued by the Financial Market Commission Circular N ° 3,638 - Establishes standard method of provisions for commercial loans of the group portfolio - On July 6, 2018 the CMF (ex SBIF) issued this circular that establishes the standard methods that must be used by banking entities to estimate provisions for risk of credit of the commercial portfolio of group analysis, which will be incorporated into Chapter B-1 of the Compendium of Accounting Standards. o Method for the Commercial Leasing portfolio: it considers the delinquency, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset (PVB) of the operation. o Method for the Student portfolio: it considers the type of loan granted (whether it is CAE or not), the enforceability of the payment and the delinquency that it presents, in case the loan is required. o Method for the Commercial Generic portfolio: considers delinquency and the existence of real guarantees that guarantee the placement. In the case of mediating guarantees, the relationship between the placement and the value of the collateral that covers it is considered. The use of the standard method to establish provisions on credits of the group commercial portfolio, will be mandatory as of July 1, 2019, while the accounting effects of first application should be considered as a change in an accounting estimate according to IAS 8 , and therefore, register in results. The Administration is working on the implementation of these modifications, and there are no relevant situations to date that indicate otherwise. Circular N ° 3.647 - Standard method of provisions for commercial loans of the group portfolio. Complements instructions on factoring operations, Chapter B-1 of the Compendium of Accounting Standards - On January 31, 2019 the CMF (ex SBIF) issued this circular with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor's responsibility in the operations of factoring, for this it has been considered necessary to introduce a particular factor in the component "Loss Given Default" (PDI) of the standard method for the commercial portfolio of group analysis, which must be considered for the calculation of provisions of said operations, as provided in Chapter B-1 of the Compendium of Accounting Standards. This amendment does not alter the effective date of the standard method of provisions for commercial loans of the group portfolio established in Circular No. 3,638, which is mandatory as of July 1, 2019. The Administration will make the necessary adjustments to comply with this requirement in a timely manner, there being no relevant situations that indicate otherwise. 2. Accounting Standards issued by the International Accounting Standards Board IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39. Notwithstanding the foregoing, there are two differences with respect to IAS 39: - The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and - The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments. On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018. On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way. On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics. On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation. This regulation was effective as of January 1, 2018. Early application is allowed. The Administration in accordance with the CMF (ex SBIF) pronouncement, will not apply this standard meantime CMF does not provide it as a mandatory standard for all Chilean banks. Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set. This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification. IFRS 17 Insurance contracts - This regulation issued on May 18, 2017, establishes principles for the recognition, measurement, presentation and disclosure of the insurance contracts issued. It also requires similar principles to apply to maintained reinsurance contracts and to investment contracts issued with discretionary participation components. IFRS 17 repeals IFRS 4 Insurance Contracts. IFRS 17 will apply to annual periods beginning on or after January 1, 2021. Early application is permitted. This standard does not apply directly to the Bank, however, the Bank has a participation in insurance business and it will be ensured that this regulation is applied correctly and in a timely manner. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Conceptual framework for financial reporting 2018 - This framework was issued on March 29, 2018, and its purpose is to: (a) assist the IASB in the development of IFRS regulations on a consistent basis of concepts, (b) assist preparers in the development of consistent accounting policies when there is no standard that applies to a particular transaction or other event, or when a standard allows a series of accounting policies; and (c) assist the parties in the understanding and interpretation of the regulations. The revised framework includes a new chapter on measurement, guidelines for reporting financial performance, improvements to definition and guidance, and clarifications of important issues (for example: management functions, prudence and measurement of uncertainties in financial reporting). The IASB also included an amendment that updates references to the framework in certain standards. These amendments are effective for annual periods beginning on January 1, 2020. Bank Management is evaluating the potential impact of this modification. Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications: (a) clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products; (b) eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products; (c) add guides and illustrative examples to help entities assess whether a substantial process has been acquired; (d) restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; Y (e) they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business. Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The Administration does not initially see an effect until a business combination is made. Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition. This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. . Permit your anticipate app. The Bank's Administration is evaluating the potential impact of this modification. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 02 ACCOUNTING CHANGES 1. IFRS 16 implementation On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognise a rightof- use asset for an amount equal to the lease liability, which amounted MCh$ 154,284. Below is the detail of impacts and reclassifications as of January 1, 2019: Balance as Additions Reclassifications (*) Balance as of December 31, 2018 of January 01, 2019 MM$MM$MM$MM$Assets for the right to u se leased assets - 15 4,284 4 4,430 19 8,714 Fixed Assets 253,586 - (44,430) 209,156 Subtotals Assets 253,586 154,284 - 407,870 Obligations for lease contract - 154,284 - 154,284 Subtotals Liabilities - 154,284 - 154,284 (*) Corresponds to improvements in leased properties which have been reclassified to assets for the right to use leased assets as a result of the adoption of IFRS 16 “Leases” and in accordance with Circular No. 3,645 of January 11, 2019 issued by the current CMF (ex SBIF). For more details, see Note 12. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 03
SIGNIFICANT EVENTS

As of June 30, 2019, the following significant events have occurred and affected the Bank's operations and Consolidated Interim Financial Statements.

a) Bylaws and The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 28, 2019, it was agreed to propose to the Ordinary Shareholders' Meeting that it will cite by April 23, 2019, a dividend of $ 1.88457837 per share, corresponding 60% of the profits for the 2018 fiscal year. Likewise, the board will propose that the remaining 40% of the profits be used to increase the Bank's reserves.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 26, 2019, the following matters were agreed:

- On the occasion of the resignation of the Director Mr. Andreu Plaza López, the Board of Directors of the Bank has appointed Mr. Rodrigo Echenique Gordillo as its Regular Director in his replacement.

- It was agreed to subscribe a principle in agreement with SKBergé S.A., by which the acquisition by the Bank of SKBergé Financing S.A. of the shares owned and representing 49% of the capital stock of Santander Consumer Chile S.A., in the total value of $ 59,063,470,000 million.

b) Shareholders meeting

At the Ordinary Shareholders Meeting of Banco Santander-Chile held on April 23, 2019, together with approving the Financial Statements for the year 2018, it was agreed to distribute 60% of the net profits of the year (which are denominated in the financial statements "Profit attributable to equity holders of the Bank"), which amounted to $ 591,902 million. These profits correspond to a dividend of $ 1.88457837 for each share. Likewise, it was approved that the remaining 40% of profits be destined to increase the Bank's reserves.

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores and Compañía Limitada, as external auditors of the Bank and its subsidiaries for the year 2019.

c) Issuance and repurchase of bank bonds

c.1) Senior bonds

As of June 30, 2019, the Bank has issued current bonds for EUR 30,000,000, AUD 22,000,000 and CHF 150,000,000. The detail of the placements made during the current year is included in Note N ° 16.

Series	Currency	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
EUR	EUR	7	1.09%	02-01-2019	30,000,000	02-07-2026
Total	**EUR**				**30,000,000**	
AUD	AUD	5	3.66%	05-13-2019	22,000,000	05-20-2034
Total	**AUD**				**22,000,000**	
CHF	CHF	5	0.38%	03-12-2019	150,000,000	09-27-2024
Total	**CHF**				**150,000,000**	

c.2) Subordinated bonds

As of June 2019, the Bank has not issued subordinated bonds.

c.3) Mortgage bonds

As of June 2019, the Bank has not issued mortgage bonds.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 03
SIGNIFICANT EVENTS, continued

c.4) Repurchased bonds

Durin the first semester of 2019 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-20-2019	Senior	CLP	6,710,000,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000

d) Others

On January 12, 2019, Law 21.130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Bank Law (LGB), to Law 21,000 created by the for the Financial Market Commission, to the Organic Law of the State Bank of Chile and to the Tax Code.

Among the main changes introduced by this law, the integration of the SBIF with the for the Financial Market Commission (CMF), new capital requirements in accordance with the international standards established by Basel III, in addition to new limits for credit operations.

The new Law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 04 REPORTING SEGMENTS The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment. Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of June 30, 2019. Regarding the information corresponding to the year 2018, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the due comparability of the figures. The Bank has the reportable segments noted below: Retail Banking Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government guaranteed loans, leasing and factoring. Middle-market This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans. Global Corporate Banking This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage. This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 04
REPORTING SEGMENTS, continued

Corporate Activities ("Other")

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments' accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment's financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank's results by business segment, for the periods ending as of June 30, 2019 and 2018:

	June 30, 2019						
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment's net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	21,505,031	465,072	112,279	13,371	(152,992)	(281,194)	156,536
Middle-market	7,876,076	141,863	19,456	8,671	(20,117)	(48,632)	101,241
Commercial Banking	**29,381,107**	**606,935**	**131,735**	**22,042**	**(173,109)**	**(329,826)**	**257,777**
Global Corporate Banking	1,563,227	45,842	14,263	47,796	(1,315)	(33,663)	72,923
Other	150,604	40,299	(7,349)	18,023	21,802	(8,163)	64,612
Total	**31,094,938**	**693,076**	**138,649**	**87,861**	**(152,622)**	**(371,652)**	**395,312**
Other operating income							9,947
Other operating expenses							(30,831)
Income from investments in associates and other companies							543
Income tax expense							(79,440)
Result of continuous operations							**295,531**
Result of discontinued operations							1,699
Net income for the period							**297,230**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 04
REPORTING SEGMENTS, continued

	June 30, 2018						
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	19,772,242	472,149	111,838	9,969	(135,845)	(270,527)	187,584
Middle-market	7,387,742	133,313	18,197	7,292	(13,316)	(45,957)	99,529
Commercial Banking	**27,159,984**	**605,462**	**130,035**	**17,261**	**(149,161)**	**(316,484)**	**287,113**
Global Corporate Banking	1,948,723	48,553	18,659	22,892	(314)	(32,086)	57,704
Other	125,221	46,030	5,624	1,628	(5,931)	(8,312)	39,039
Total	**29,233,928**	**700,045**	**154,318**	**41,781**	**(155,406)**	**(356,882)**	**383,856**
Other operating income							24,564
Other operating expenses							(19,891)
Income from investments in associates and other companies							1,141
Income tax expense							(84,584)
Result of continuous operations							**305,086**
Result of discontinued operations							1,860
Net income for the period							**306,946**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 05 CASH AND CASH EQUIVALENTS a) The detail of the balances included under cash and cash equivalents is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Cash and deposit in banks Cash 667,510 824,863 Deposit in the Central Bank of Chile 1,095,923 953,016 Deposit in domestic banks 1,762 664 Deposit in foreign banks 174,449 286,898 Subtotal 1,939,644 2,065,441 Cash in process of collection, net 119,546 190,714 Cash and cash equivalents 2,059,190 2,256,155 The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month. b) Operations in process of settlement: Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Assets Documents held by other banks (document to be cleared) 148,558 210,546 Funds receivable 363,429 143,211 Subtotal 511,987 353,757 Liabilities Funds payable 392,441 163,043 Subtotal 392,441 163,043 Cash in process of collection, net 119,546 190,714 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 06 TRADING INVESTMENTS The detail of instruments deemed as financial trading investments is as follows: As of Junio 30, As of December 31, 2019 2018 MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank Bonds 6,528 22,947 Chilean Central Bank Notes - - Other Chilean Central Bank and Government securities 120,327 48,211 Subtotal 126,855 71,158 Other Chilean securities Time deposits in Chilean financial institutions - - Mortgage finance bonds of Chilean financial institutions - - Chilean financial institutions bonds - - Chilean corporate bonds - - Other Chilean securities - - Subtotal - - Foreign financial securities Foreign Central Banks and Government securities - - Other foreign financial instruments 33,822 5,883 Subtotal 33,822 5,883 Investments in mutual funds Funds managed by related entities 2,501 - Funds managed by third parties - - Subtotal 2,501 - Total 163,178 77,041 As of June 30, 2019 and December 31, 2018, there were no trading investments sold under contracts to resell to clients and financial institutions. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a) As of June 30, 2019 and December 31, 2018, the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2019					
	Notional amount				Fair value	
	Up to 3 Months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	-	-	-
Interest rate swaps	134,517	633,238	1,009,478	**1,777,233**	32,475	25,765
Cross currency swaps	520,075	484,931	9,099,970	**10,104,976**	123,105	122,311
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**654,592**	**1,118,169**	**10,109,448**	**11,882,209**	**155,580**	**148,076**
Cash flow hedge derivatives						
Currency forwards	-	261,729	474,356	**736,085**	22	632
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	69,051	4,865,124	9,155,529	**14,089,704**	63,867	44,592
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**69,051**	**5,126,853**	**9,629,885**	**14,825,789**	**63,889**	**45,224**
Trading derivatives						
Currency forwards	20,171,696	15,217,696	6,903,768	**42,293,160**	398,893	337,217
Interest rate swaps	9,935,610	30,193,999	82,210,592	**122,340,201**	1,736,009	1,611,115
Cross currency swaps	3,075,075	15,722,519	89,194,079	**107,991,673**	1,834,687	1,685,396
Call currency options	220,999	43,518	88,188	**352,705**	2,147	380
Call interest rate options	-	-	-	-	-	-
Put currency options	216,628	39,578	87,091	**343,297**	4,699	2,580
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**33,620,008**	**61,217,310**	**178,483,718**	**273,321,036**	**3,976,435**	**3,636,688**
Total	**34,343,651**	**67,462,332**	**198,223,051**	**300,029,034**	**4,195,904**	**3,829,988**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2018					
	Notional amount				Fair value	
	Up to 3 months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	-	-	-
Interest rate swaps	80,000	491,600	1,191,012	**1,762,612**	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	**7,983,106**	96,357	36,708
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**80,000**	**1,768,509**	**7,897,209**	**9,745,718**	**111,146**	**45,896**
Cash flow hedge derivatives						
Currency forwards	205,750	168,151	-	**373,901**	-	8,013
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,920,900	1,970,412	9,191,209	**13,082,521**	79,859	32,712
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**2,126,650**	**2,138,563**	**9,191,209**	**13,456,422**	**79,859**	**40,725**
Trading derivatives						
Currency forwards	15,301,943	13,080,875	6,062,183	**34,445,001**	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	**103,542,394**	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	**80,002,756**	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	**144,545**	4,332	854
Call interest rate options	-	-	-	-	-	-
Put currency options	23,411	50,445	56,392	**130,248**	-	363
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**29,549,291**	**44,109,542**	**144,606,111**	**218,264,944**	**2,909,630**	**2,431,107**
Total	**31,755,941**	**48,016,614**	**161,694,529**	**241,467,084**	**3,100,635**	**2,517,728**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b) Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of June 30, 2019 and December 31, 2018, classified by term to maturity are as follows:

As of June 30, 2019	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Credits and accounts receivable from customers					
Mortgage loan	768,172	1,353,776	846,660	2,470,986	**5,439,594**
Available for sale investments					
Sovereign Chile Bonus	-	-	1,696	245,328	**247,024**
Mortgage finance bonds	-	3,262	-	-	**3,262**
American treasury bonds	-	67,844	67,844	101,766	**237,454**
Chilean General treasury bonds	-	398,067	-	-	**398,067**
Central bank bonds (BCP)	-	499,351	-	-	**499,351**
Time deposits and other demand liabilities					
Time deposits	542,755	-	-	-	**542,755**
Issued debt instruments					
Senior bonds	461,834	1,007,893	1,631,902	1,413,073	**4,514,702**
Subordinated bonds	-	-	-	-	**-**
Obligations with Banks:					
Interbank loans	-	-	-	-	**-**
Total	**1,772,761**	**3,330,193**	**2,548,102**	**4,231,153**	**11,882,209**
Hedging instrument					
Cross currency swaps	1,005,006	3,012,349	2,203,562	3,884,059	**10,104,976**
Interest rate swaps	767,755	317,844	344,540	347,094	**1,777,233**
Total	**1,772,761**	**3,330,193**	**2,548,102**	**4,231,153**	**11,882,209**

As of December 31, 2018	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Credits and accounts receivable from customers					
Mortgage loan	653,872	1,272,382	276,590	603,818	**2,806,662**
Available for sale investments					
Sovereign Chile Bonus	-	-	-	172,072	**172,072**
Mortgage financing bonds	-	-	3,779	-	**3,779**
American treasury bonds	-	-	-	174,440	**174,440**
Chilean General treasury bonds	-	304,818	-	220,041	**524,859**
Central bank bonds	-	449,730	-	-	**449,730**
Time deposits and other demand liabilities					
Time deposits	486,013	-	-	-	**486,013**
Issued debt instruments					
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	**5,128,163**
Subordinated bonds	-	-	-	-	**-**
Obligations with Banks:					
Interbank loans	-	-	-	-	**-**
Total	**1,848,509**	**3,144,709**	**1,578,840**	**3,173,660**	**9,745,718**
Hedging instrument					
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	**7,983,106**
Interest rate swaps	571,600	350,000	350,000	491,012	**1,762,612**
Total	**1,848,509**	**3,144,709**	**1,578,840**	**3,173,660**	**9,745,718**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of June 30, 2019 and December 31, 2018, and the periods when the cash flows will be generated are as follows:

As of June 30, 2019	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	2,420,844	1,316,524	1,497,313	2,503,754	**7,738,435**
Commercial loans	-	-	-	-	**-**
Available for sale investments					
Time deposits (ASI)	-	-	-	-	**-**
Sovereign Chile Bonus	-	-	82,115	-	**82,115**
Chilean Central Bank bonds	-	-	41,913	-	**41,913**
Time deposits and other time liabilities					
Time deposits	-	-	-	-	**-**
Issued debt instruments					
Senior bonds (variable rate)	-	661,315	-	-	**661,315**
Senior bonds (fixed rate)	317,876	1,595,528	1,053,142	743,221	**3,709,767**
Interbank borrowings					
Interbank loans	2,457,185	135,059	-	-	**2,592,244**
Total	**5,195,905**	**3,708,426**	**2,674,483**	**3,246,975**	**14,825,789**
Hedging instrument					
Cross currency swaps	4,934,176	3,234,070	2,674,483	3,246,975	**14,089,704**
Currency forwards	261,729	474,356	-	-	**736,085**
Total	**5,195,905**	**3,708,426**	**2,674,483**	**3,246,975**	**14,825,789**

As of December 31, 2018	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	1,890,696	3,026,824	1,459,389	2,467,090	**8,843,999**
Commercial loans	109,585	-	-	-	**109,585**
Available for sale investments					
Time deposits	-	-	-	-	**-**
Sovereign Chile Bonus	-	-	246,306	-	**246,306**
Chilean Central Bank bonds	-	-	166,628	-	**166,628**
Time deposits and other time liabilities					
Time deposits	-	-	-	-	**-**
Issued debt instruments					
Senior bonds (variable rate)	-	666,823	-	-	**666,823**
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	**1,658,733**
Interbank borrowings					
Interbank loans	1,764,348	-	-	-	**1,764,348**
Total	**4,265,212**	**3,746,437**	**2,473,962**	**2,970,811**	**13,456,422**
Hedging instrument					
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	**13,082,521**
Currency forwards	373,901	-	-	-	**373,901**
Total	**4,265,212**	**3,746,437**	**2,473,962**	**2,970,811**	**13,456,422**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of June 30, 2019	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	28,940	20,772	1,117	705	**51,534**
Outflows	(75,556)	(46,641)	(12,282)	(3,576)	**(138,055)**
Net flows	**(46,616)**	**(25,869)**	**(11,165)**	**(2,871)**	**(86,521)**
Hedging instrument					
Inflows	75,556	46,641	12,282	3,576	**138,055**
Outflows (*)	(28,940)	(20,772)	(1,117)	(705)	**(51,534)**
Net flows	**46,616**	**25,869**	**11,165**	**2,871**	**86,521**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2018	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	76,736	35,994	3,062	2,401	**118,193**
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	**(190,131)**
Net flows	**(49,011)**	**(10,378)**	**(10,249)**	**(2,300)**	**(71,938)**
Hedging instrument					
Inflows	125,747	46,372	13,311	4,701	**190,131**
Outflows (*)	(76,736)	(35,994)	(3,062)	(2,401)	**(118,193)**
Net flows	**49,011**	**10,378**	**10,249**	**2,300**	**71,938**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of June 30, 2019	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	45,450	75,065	117,983	305,995	**544,493**
Outflows	(5,037)	(39,906)	(29,357)	(47,086)	**(121,386)**
Net flows	**40,413**	**35,159**	**88,626**	**258,909**	**423,107**
Hedging instrument					
Inflows	5,037	39,906	29,357	47,086	**121,386**
Outflows	(45,450)	(75,065)	(117,983)	(305,995)	**(544,493)**
Net flows	**(40,413)**	**(35,159)**	**(88,626)**	**(258,909)**	**(423,107)**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 07 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued As of December 31, 2018 Within 1 year Between 1 and 3 years Between 3 and 6 years Over 6 years Total MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Inflows 37,086 73,576 166,516 310,293 587,471 Outflows (14,036) - - - (14,036) Net flows 23,050 73,576 166,516 310,293 573,435 Hedging instrument Inflows 14,036 - - - 14,036 Outflows (37,086) (73,576) (166,516) (310,293) (587,471) Net flows (23,050) (73,576) (166,516) (310,293) (573,435) b.3) Forecasted cash flows for exchange rate risk: As of June 30, 2019 and December 31, 2018, the Bank did not have cash flow hedges for exchange rate risk. c) The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of June 30, 2019 and December 31, 2018, and is as follows: As of June 30, Hedged item 2019 2018 MCh$ MCh$ Interbank loans (2,986) (3,998) Time deposits and other time liabilities - (79) Issued debt instruments (28,378) (10,872) Available for sale investments (542) (21,493) Loans and accounts receivable from customers 32,369 (359) Net flows 463 (36,801) Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. During the year, the bank did not have any cash flow hedges of forecast transactions. d) Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year: As of June 30, 2019 2018 MCh$ MCh$ Bond hedging derivatives - - Interbank loans hedging derivatives (133) - Cash flow hedge net income (133) – (*) See Note No. 21 “Equity”, letter d). e) Net investment hedges in foreign operations: As of June 30, 2019 and December 31, 2018, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 08 INTERBANK LOANS a) As of June 30, 2019 and December 31, 2018, the balances for “Interbank loans” are as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Domestic banks Loans and advances to banks - - Deposits in the Central Bank of Chile - not available - - Non-transferable Chilean Central Bank Bonds - - Other Central Bank of Chile loans - - Interbank loans - - Overdrafts in checking accounts - - Non-transferable domestic bank loans - - Other domestic bank loans - 1 Allowances and impairment for domestic bank loans - - Foreign interbank loans Interbank loans – Foreign 8,624 15,093 Overdrafts in checking accounts - - Non-transferable foreign bank deposits - - Other foreign bank loans - - Provisions and impairment for foreign bank loans (18) (29) Total 8,606 15,065 b) The amount of provisions and impairment of interbank loans is detailed below: As of June 30, As of December 31, 2019 2018 Domestic banks Foreign banks Total Domestic banks Foreign banks Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balance as of January 1 - 29 29 - 86 86 Charge-offs - - - - - - Provisions established - 37 37 - 45 45 Provisions released - (48) (48) - (102) (102) Total - 18 18 - 29 29 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a) Loans and accounts receivable from customers

As of June 30, 2019 and December 31, 2018, the composition of the loan portfolio is as follows:

As of June 30, 2019	Assets before allowances				Established Allowances			
	Normal portfolio MCh$	Substandard portfolio MCh$	Non-compliance portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Assets Net Balances MCh$
Commercial loans								
Commercial loans	10,147,427	602,099	671,288	**11,420,814**	(158,086)	(187,339)	**(345,425)**	**11,075,389**
Foreign trade loans	1,447,461	130,057	35,301	**1,612,819**	(40,700)	(2,132)	**(42,832)**	**1,569,987**
Checking accounts debtors	251,698	13,242	14,927	**279,867**	(3,566)	(12,840)	**(16,406)**	**263,461**
Factoring transactions	442,190	5,868	2,610	**450,668**	(4,709)	(679)	**(5,388)**	**445,280**
Student Loans	66,085	-	9,752	**75,837**	-	(5,156)	**(5,156)**	**70,681**
Leasing transactions	1,223,007	120,686	94,578	**1,438,271**	(18,489)	(11,670)	**(30,159)**	**1,408,112**
Other loans and account receivable	125,306	1,730	34,057	**161,093**	(10,872)	(17,930)	**(28,802)**	**132,291**
Subtotal	**13,703,174**	**873,682**	**862,513**	**15,439,369**	**(236,422)**	**(237,746)**	**(474,168)**	**14,965,201**
Mortgage loans								
Loans with mortgage finance bonds	13,852	-	1,050	**14,902**	-	(90)	**(90)**	**14,812**
Mortgage mutual loans	99,947	-	4,220	**104,167**	-	(493)	**(493)**	**103,674**
Other mortgage mutual loans	10,048,728	-	489,966	**10,538,694**	-	(60,906)	**(60,906)**	**10,477,788**
Subtotal	**10,162,527**	-	**495,236**	**10,657,763**	-	**(61,489)**	**(61,489)**	**10,596,274**
Consumer loans								
Installment consumer loans	3,105,120	-	242,063	**3,347,183**	-	(215,123)	**(215,123)**	**3,132,060**
Credit card balances	1,373,426	-	17,720	**1,391,146**	-	(35,401)	**(35,401)**	**1,355,745**
Leasing transactions	3,968	-	100	**4,068**	-	(96)	**(96)**	**3,972**
Other consumer loans	242,969	-	3,816	**246,785**	-	(11,036)	**(11,036)**	**235,749**
Subtotal	**4,725,483**	-	**263,699**	**4,989,182**	-	**(261,656)**	**(261,656)**	**4,727,526**
Total	**28,591,184**	**873,6822**	**1,621,448**	**31,086,314**	**(236,422)**	**(560,891)**	**(797,313)**	**30,289,001**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2018	Assets before allowances				Established Allowances			
	Normal portfolio MCh$	Substandar portfolio MCh$	Non-compliance portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Assets Net Balances MCh$
Commercial loans								
Commercial loans	9,988,841	552,460	661,073	**11,202,374**	(151,769)	(179,318)	**(331,087)**	**10,871,287**
Foreign trade loans	1,648,616	53,127	50,694	**1,752,437**	(52,696)	(1,668)	**(54,364)**	**1,698,073**
Checking accounts debtors	187,273	11,984	15,905	**215,162**	(3,566)	(13,375)	**(16,941)**	**198,221**
Factoring transactions	370,851	5,532	4,600	**380,983**	(5,843)	(834)	**(6,677)**	**374,306**
Student Loans	69,599	-	10,317	**79,916**	-	(5,835)	**(5,835)**	**74,081**
Leasing transactions	1,240,081	113,313	90,330	**1,443,724**	(17,339)	(10,833)	**(28,172)**	**1,415,552**
Other loans and account receivable	126,643	1,635	36,785	**165,063**	(11,384)	(18,416)	**(29,800)**	**135,263**
Subtotal	**13,631,904**	**738,051**	**869,704**	**15,239,659**	**(242,597)**	**(230,279)**	**(472,876)**	**14,766,783**
Mortgage loans								
Loans with mortgage finance bonds	16,153	-	1,273	**17,426**	-	(97))	**(97)**	**17,329**
Mortgage mutual loans	104,131	-	4,405	**108,536**	-	(498)	**(498)**	**108,038**
Other mortgage mutual loans	9,558,032	-	466,987	**10,025,019**	-	(63,646)	**(63,646)**	**9,961,373**
Subtotal	**9,678,316**	-	**472,665**	**10,150,981**	-	**(64,241)**	**(64,241)**	**10,086,740**
Consumer loans								
Installment consumer loans	2,937,309	-	252,361	**3,189,670**	-	(223,948)	**(223,948)**	**2,965,722**
Credit card balances	1,399,112	-	18,040	**1,417,152**	-	(26,673)	**(26,673)**	**1,390,479**
Leasing transactions	4,071	-	86	**4,157**	-	(72)	**(72)**	**4,085**
Other consumer loans	261,202	-	4,108	**265,310**	-	(8,749)	**(8,749)**	**256,561**
Subtotal	**4,601,694**	-	**274,595**	**4,876,289**	-	**(259,442)**	**(259,442)**	**4,616,847**
Total	**27,911,914**	**738,051**	**1,616,964**	**30,266,929**	**(242,597)**	**(553,962)**	**(796,559)**	**29,470,370**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b) Portfolio characteristics

As of June 30, 2019 and December 31, 2018, the portfolio before allowances is as follows, by customer's economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage	
	As of June 30 2019 MCh$	As of December 31 2018 MCh$	As of June 30 2019 MCh$	As of December 31 2018 MCh$	As of June 30 2019 MCh$	As of December 31 2018 MCh$	As of June 30 2019 %	As of December 31 2018 %
Commercial loans								
Manufacturing	1,260,390	1,139,766	-	-	1,260,390	1,139,766	4.05	3.76
Mining	378,010	208,748	-	-	378,010	208,748	1.22	0.69
Electricity, gas, and water	335,300	408,932	-	-	335,300	408,932	1.08	1.35
Agriculture and livestock	1,236,340	1,206,197	-	-	1,236,340	1,206,197	3.98	3.98
Forest	157,336	143,888	-	-	157,336	143,888	0.51	0.48
Fishing	226,688	253,021	-	-	226,688	253,021	0.73	0.84
Transport	757,675	809,306	-	-	757,675	809,306	2.44	2.67
Communications	220,457	215,844	-	-	220,457	215,844	0.71	0.71
Construction	940,470	906,038	-	-	940,470	906,038	3.02	2.99
Commerce	3,282,723	3,386,806	8,624	15,093	3,291,347	3,401,899	10.58	11.23
Services	2,632,046	1,865,669	-	-	2,632,046	1,865,669	8.46	6.16
Other	4,011,934	4,695,445	-	-	4,011,934	4,695,445	12.91	15.52
Subtotal	**15,439,369**	**15,239,660**	**8,624**	**15,093**	**15,447,993**	**15,254,753**	**49.69**	**50.38**
Mortgage loans	**10,657,763**	**10,150,981**	**-**	**-**	**10,657,763**	**10,150,981**	**34.27**	**33.52**
Consumer loans	**4,989,182**	**4,876,289**	**-**	**-**	**4,989,182**	**4,876,289**	**16.04**	**16.10**
Total	**31,086,314**	**30,266,930**	**8,624**	**15,093**	**31,094,938**	**30,282,023**	**100.00**	**100.00**

(*) Includes domestic interbank loans for Ch$0 million as of June 30, 2019 (Ch$1 million as of December 31, 2018), see Note 8.
(**) Includes foreign interbank loans for Ch$8,624 million as of June 30, 2019 (Ch$15,093 million as of December 31, 2018), see Note 8.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c) Impaired portfolio (*)

i) As of June 30, 2019 and December 31, 2018, the impaired portfolio is the following:

	As of June 30, 2019				As of December 31, 2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Individually impaired portfolio	444,448	-	-	**444,448**	397,978	-	-	**397,978**
Non-performing loans (collectively evaluated)	375,625	122,807	81,104	**579,536**	409,451	133,880	88,318	**631,649**
Other impaired portfolio	231,834	372,429	182,595	**786,858**	224,750	338,785	186,277	**749,812**
Total	**1,051,907**	**495,236**	**263,699**	**1,810,842**	**1,032,179**	**472,665**	**274,595**	**1,779,439**

(*) The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6).

ii) The impaired portfolio with or without warranty as of June 30, 2019 and December 31, 2018 is the following:

	As of June 30, 2019				As of December 31, 2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	637,358	453,292	28,949	**1,119,599**	604,545	430,011	29,201	**1,063,757**
Unsecured debt	414,549	41,944	234,750	**691,243**	427,634	42,654	245,394	**715,682**
Total	**1,051,907**	**495,236**	**263,699**	**1,810,842**	**1,032,179**	**472,665**	**274,595**	**1,779,439**

iii) The portfolio of non-performing loans (due for 90 days or longer) as of June 30, 2019 and December 31, 2018 is the following:

	As of June 30, 2019				As of December 31, 2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	170,931	111,090	8,427	**290,448**	192,889	121,690	8,516	**323,095**
Unsecured debt	204,694	11,717	72,677	**289,088**	216,562	12,190	79,802	**308,554**
Total	**375,625**	**122,807**	**81,104**	**579,536**	**409,451**	**133,880**	**88,318**	**631,649**

iv) Reconciliation of loans (with arrears equal to or greater tan 90 days), with past due loans as of June 30, 2019 and December 31, 2018, is the following:

	As of June 30, 2019				As of December 31, 2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
With defaults equal to or greater than 90 days	373,174	121,036	78,748	**572,958**	399,382	130,716	85,137	**615,235**
With defaults up to 89 days, classified in past due portfolio	2,451	1,771	2,356	**6,578**	10,069	3,164	3,181	**16,414**
Total	**375,625**	**122,807**	**81,104**	**579,536**	**409,451**	**133,880**	**88,318**	**631,649**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d) Allowances

The changes in allowances balances during 2019 and 2018 is the following:

Activity during 2019	Commercial Loans		Mortgage Loans	Mortgage Loans		Interbank Loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Subtotal MCh$	MCh$	Total MCh$
Balance as of January 01, 2019	**242,597**	**230,279**	**64,241**	**259,442**	**796,559**	**29**	**796,588**
Allowances established	41,158	45,144	11,005	117,219	**214,526**	37	**214,563**
Allowances released	(29,428)	(7,989)	(6,468)	(34,735)	**(78,620)**	(48)	**(78,668)**
Allowances released due to charge-off	(17,905)	(29,688)	(7,289)	(80,270)	**(135,152)**	-	**(135,152)**
Balance as of June 30, 2019	**236,422**	**237,746**	**61,489**	**261,656**	**797,313**	**18**	**797,331**

Activity during 2018	Commercial Loans		Mortgage Loans	Mortgage Loans		Interbank Loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Subtotal MCh$	MCh$	Total MCh$
Balance as of January 01, 2018	**243,792**	**219,073**	**69,066**	**283,756**	**815,687**	**86**	**815,773**
Allowances established	68,302	83,979	22,683	190,868	**365,832**	45	**365,887**
Allowances released	(35,301)	(8,764)	(8,446)	(45,031)	**(97,542)**	(102)	**(97,644)**
Allowances released due to charge-off	(34,196)	(64,009)	(19,062)	(170,151)	**(287,418)**	-	**(287,418)**
Balance as of December 31, 2018	**242,597**	**230,279**	**64,241**	**259,442**	**796,559**	**29**	**796,588**

In addition to credit risk allowances, there are allowances held for:

i) Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF(Ex SBIF), the balances of allowances as of June 30, 2019 and December 31, 2018 are Ch$355 million and Ch$620 million respectively. These are presented as "Allowances" in the liabilities section of the "Consolidated Interim Statement of Financial Position".

ii) According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of June 30, 2019 and December 31, 2018 are Ch$19,161 million and Ch$14,666 million, respectively, and are presented as "Allowances" in the liabilities section of the "Consolidated Interim Statement of Financial Position".

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e) Portfolio by its impaired and non-impaired condition

	As of June 30, 2019											
	Non-impaired				Impaired				Total portfolio			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total non-impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total portfolio MCh$**
Current portfolio	14,191,579	9,864,919	4,523,236	**28,579,734**	487,468	177,143	97,444	**762,055**	14,679,047	10,042,062	4,620,680	**29,341,789**
Overdue for 1-29 days	130,485	183,162	122,011	**435,658**	89,374	81,692	32,803	**203,869**	219,859	264,854	154,814	**639,527**
Overdue for 30-89 days	65,398	114,446	80,236	**260,080**	101,891	115,365	54,704	**271,960**	167,289	229,811	134,940	**532,040**
Overdue for 90 days or more	-	-	-	-	373,174	121,036	78,748	**572,958**	373,174	121,036	78,748	**572,958**
Total portfolio before allowances	**14,387,462**	**10,162,527**	**4,725,483**	**29,275,472**	**1,051,907**	**495,236**	**263,699**	**1,810,842**	**15,439,369**	**10,657,763**	**4,989,182**	**31,086,314**
Overdue loans (less than 90 days) presented as portfolio percentage	1.36%	2.93%	4.28%	**2.38%**	18.18%	39.79%	33.18%	**26.28%**	2.51%	4.64%	5.81%	**3.77%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	35.48%	24.44%	29.86%	**31.64%**	2.42%	1.14%	1.58%	**1.84%**

	As of December 31, 2018											
	Non-impaired				Impaired				Total portfolio			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total non-impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total impaired MCh$**	Commercial MCh$	Mortgage MCh$	Consumer MCh$	**Total portfolio MCh$**
Current portfolio	14,016,945	9,360,102	4,379,507	**27,756,554**	446,423	156,546	95,220	**698,189**	14,463,368	9,516,648	4,474,727	**28,454,743**
Overdue for 1-29 days	120,376	194,334	131,550	**446,260**	72,964	78,537	34,501	**186,002**	193,340	272,871	166,051	**632,262**
Overdue for 30-89 days	70,159	123,880	90,637	**284,676**	113,410	106,866	59,737	**280,013**	183,569	230,746	150,374	**564,689**
Overdue for 90 days or more	-	-	-	-	399,382	130,716	85,137	**615,235**	399,382	130,716	85,137	**615,235**
Total portfolio before allowances	**14,207,480**	**9,678,316**	**4,601,694**	**28,487,490**	**1,032,179**	**472,665**	**274,595**	**1,779,439**	**15,239,659**	**10,150,981**	**4,876,289**	**30,266,929**
Overdue loans (less than 90 days) presented as portfolio percentage	1.34%	3.29%	4.83%	**2.57%**	18.06%	39.23%	34.32%	**26.19%**	2.47%	4.96%	6.49%	**3.95%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	38.69%	27.66%	31.00%	**34.57%**	2.62%	1.29%	1.75%	**2.03%**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 10
AVAILABLE FOR SALE INVESTMENTS

As of June 30, 2019 and December 31, 2018, details of instruments defined as available for sale investments are as follows:

		As of June 30 2019 MCh$	As of December 31 2018 MCh$
Chilean Central Bank and Government securities			
Chilean Central Bank Bonds		861,034	657,096
Chilean Central Bank Notes		301,240	56,719
Other Chilean Central Bank and Government securities		1,205,845	1,207,221
	Subtotal	**2,368,119**	**1,921,036**
Other Chilean securities			
Time deposits in Chilean financial institutions		636	2,693
Mortgage finance bonds of Chilean financial institutions		18,187	19,227
Chilean financial institution bonds		-	-
Chilean corporate bonds		-	-
Other Chilean securities		2,505	2,907
	Subtotal	**21,328**	**24,827**
Foreign financial securities			
Foreign Central Banks and Government securities		104,354	280,622
Other foreign financial securities		404,426	167,838
	Subtotal	**508,780**	**448,460**
Total		**2,898,227**	**2,394,323**

As of June 30, 2019 and December 31, 2018, the item *Chilean Central Bank and Government securities* item includes securities sold under repurchase agreements to clients and financial institutions for Ch$147,195 million and Ch$16,109 million, respectivel. Under the same item, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $41,604 million and $ 48,081 million as of June 30, 2019 and December 31 of 2018.

As of June 30, 2019 and December 31, 2018, the item *Other Chilean Securities* includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$133 million and Ch$32,436 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $0 million as of June 30, 2019 and December 31, 2018. Under the same item, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $68,634 million and $58,892 million as of June 30, 2019 and December 31, 2018. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $253,540 million and $98,832 million as of June 30, 2019 and December 31, 2018.

As of June 30, 2019, the instruments available for sale include the balances of net unrealized losses of $ 36,415 million recognized as "Valuation Accounts" in equity, distributed between a loss of $ 463 million attributable to equity holders of the Bank and a gain of $ 35,952 million attributable to non-controlling interest.

As of December 31, 2018, the instruments available for sale include the balances of unrealized net profits of $ 6,424 million recognized as "Valuation accounts" in equity, distributed between a gain of $ 5,114 million attributable to equity holders of the Bank and a gain of $ 1,310 million attributable to non-controlling interest.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 11
INTANGIBLE ASSETS

a) As of June 30, 2019 and December 31, 2018 the composition of intangible assets is as follows:

	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2019 MCh$	As of June 30, 2019 Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Licenses	3	-	82	35,997	(35,997)	-
Software development	3	2	66,841	190,353	(126,982)	**63,371**
Total			**66,923**	**226,350**	**(162,979)**	**63,371**

	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2018 MCh$	As of December 31, 2018 Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Licenses	3	1	1,200	37,224	(37,142)	**82**
Software development	3	2	62,019	181,191	(114,350)	**66,841**
Total			**63,219**	**218,415**	**(151,492)**	**66,923**

b) The changes in the value of intangible assets during the periods of June 30, 2019 and December 31, 2018 is as follows:

b.1) Gross balance

Gross balances	**Licenses MCh$**	**Software development MCh$**	**Total MCh$**
Balances as of January 1, 2019	**37,224**	**181,191**	**218,415**
Additions	-	9,201	**9,201**
Disposals and impairment (*)	(1,227)	(39)	**(1,266)**
Other	-	-	**-**
Balances as of June 30, 2019	**35,997**	**190,353**	**226,350**
Balances as of January 1, 2018	**37,224**	**159,833**	**197,057**
Additions	-	29,562	**29,562**
Disposals and impairment (*)	-	(8,204)	**(8,204)**
Other	-	-	**-**
Balances as of December 31, 2018	**37,224**	**181,191**	**218,415**

(*) See Note 31 a).

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 11 INTANGIBLE ASSETS, continued b.2) Accumulated amortization Accumulated amortization Licenses Software development Total MCh$ MCh$ MCh$ Balances as of January 1, 2019 (37,142) (114,350) (151,492) Amortization for the period (80) (12,632) (12,712) Other changes 1,225 - 1,225 Balances as of June 30 , 2019 (35,997) (126,982) (162,979) Balances as of January 1, 2018 (36,918) (96,922) (133,840) Amortization for the period (224) (24,069) (24,293) Other changes - 6,641 6,641 Balances as of December 31, 2018 (37,142) (114,350) (151,492) c) The Bank has no restriction on intangible assets as of June 30, 2019 and December 31, 2018. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 12
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a) As of June 30, 2019 and December 31, 2018 the property, plant and equipment balances is as follows:

		As of June 30, 2019		
	Net opening balance as of January 1, 2019 MCh$	Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building (*)	**130,328**	214,752	(85,340)	**129,412**
Equipment	**56,865**	195,708	(148,628)	**47,080**
Other	**21,963**	65,581	(43,942)	**21,639**
Total	**209,156**	**476,041**	**(277,910)**	**198,131**

(*) As of January 1, 2019, assets have been reclassified by application of IFRS 16, according to circular Banks No. 3,645 of the CMF (ex SBIF).

		As of December 31, 2018		
	Net opening balance as of January 1, 2018 MCh$	Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**159,352**	289,568	(114,810)	**174,758**
Equipment	**63,516**	192,328	(135,463)	**56,865**
Other	**15,458**	62,156	(40,193)	**21,963**
Total	**238,326**	**544,052**	**(290,466)**	**253,586**

b) The changes in the value of property, plant and equipment as of June 30, 2019 and December 31, 2018 is the following:

b.1) Gross balance

2019	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019	**211,161**	**192,328**	**62,156**	**465,645**
Additions	3,595	6,418	3,710	**13,723**
Disposals	(4)	(3,038)	(285)	**(3,327)**
Impairment due to damage	-	-	-	**-**
Other	-	-	-	**-**
Balances as of June 30, 2019	**214,752**	**195,708**	**65,581**	**476,041**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 12
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2018	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2018	**259,316**	**169,286**	**55,613**	**484,215**
Additions	30,396	27,697	8,646	**66,739**
Disposals	(144)	(4,616)	(2,103)	**(6,863)**
Impairment due to damage (*)	-	(39)	-	**(39)**
Other	-	-	-	**-**
Balances as of December 31, 2018	**289,568**	**192,328**	**62,156**	**544,052**

(*) Banco Santander Chile has had to recognize in its financial statements as of December 31, 2018 impairment by 39 million, corresponding to looting in ATM's.

b.2) Accumulated depreciation

2019	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019	**(88,833)**	**(135,463)**	**(40,193)**	**(264,489)**
Depreciation in the period	(4,526)	(14,340)	(4,210)	**(23,076)**
Sales and disposals in the period	8,019	1,175	461	**9,655**
Others	-	-	-	**-**
Balances as of June 30, 2019	**(85,340)**	**(148,628)**	**(43,942)**	**(277,910)**

2018	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2018	**(97,267)**	**(109,843)**	**(34,558)**	**(241,668)**
Depreciation in the period	(17,585)	(25,660)	(5,635)	**(48,880)**
Sales and disposals in the period	42	40	-	**82**
Others	-	-	-	-
Balances as of December 31, 2018	**(114,810)**	**(135,463)**	**(40,193)**	**(290,466)**

c) The composition of the active item for the right to use assets under lease as of June 30, 2019 and January 01, 2019 is as follows:

	First application balance as of January 1, 2019 MCh$	As of June 30, 2019		
		Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	154,284	163,133	(11,835)	151,298
Lease improvements	44,430	82,265	(37,522)	44,743
Equipment	-	-	-	-
Other	-	-	-	-
Totales	**198,714**	**245,398**	**(49,357)**	**196,041**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d) The movement of the active item by right to use assets under lease during the periods 2019, is as follows:

d.1) Gross balance

2019	Land and building MCh$	Lease improvements MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019 (*)	**154,284**	**78,407**	**-**	**-**	**232,691**
Additions	10,249	4,354	-	-	**14,603**
Disposals	(1,400)	(496)	-	-	**(1,896)**
Impairment	-	-	-	-	**-**
Other	-	-	-	-	**-**
Balances as of June 30, 2019	**163,133**	**82,265**	**-**	**-**	**245,398**

(*) See Note N°02

d.2) Accumulated amortization

2019	Land and building MCh$	Lease improvements MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019 (*)	**-**	**(33,977)**	**-**	**-**	**(33,977)**
Amortization for the period	(12,346)	(3,545)	-	-	**(15,891)**
Sales and disposals in the period	169	-	-	-	**169**
Transfers	-	-	-	-	**-**
Others	342	-	-	-	**342**
Balances as of June 30, 2019	**(11,835)**	**(37,522)**	**-**	**-**	**(49,357)**

(*) See Note N°02

e) Obligation for lease contract

As of June 30, 2019 and December 31, 2018, the obligations for lease agreements are as follows:

	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Obligations for contracts of lease	151,562	-
Totales	**151,562**	**-**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 12 FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued f) Expenses associated with assets for the right to use leased assets and Obligations for lease agreements As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Depreciation (15,891) - Interests (1,507) - Short term lease (3,011) - Total (20,409) – g) As of June 30, 2019 and December 31, 2018, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Due within 1 year 18,096 - Due after 1 year but within 2 years 18,695 - Due after 2 years but within 3 years 16,489 - Due after 3 years but within 4 years 13,169 - Due after 4 years but within 5 years - - Due after 5 years 85,113 - Totales 151,562 – h) Operational leases - Lessor As of June 30, 2019 and December 31, 2018, the future minimum lease cash inflows under non-cancellable operating leases are as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Due within 1 year 651 469 Due after 1 year but within 2 years 1,382 882 Due after 2 years but within 3 years 498 469 Due after 3 years but within 4 years 487 460 Due after 4 years but within 5 years 464 428 Due after 5 years 1,828 2,242 Total 5,310 4,950 i) As of June 30, 2019 and December 31, 2018 the Bank has no finance leases which cannot be unilaterally cancelled. j) The Bank has no restriction on property, plant and equipment as of June 30, 2019 and December 31, 2018. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 13 CURRENT AND DEFERRED TAXES a) Current taxes As of June 30, 2019 and December 31, 2018, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Summary of current tax liabilities (assets) Current tax (assets) - - Current tax liabilities 4,674 8,093 Total tax payable (recoverable) 4,674 8,093 (Assets) liabilities current taxes detail (net) Income tax (*) 82,117 166,173 Less: Provisional monthly payments (76,747) (155,706) Credit for training expenses (378) (1,937) Grant credits (328) (1,320) Other 10 883 Total tax payable (recoverable) 4,674 8,093 (*) For 2019 the tax rates were 27% and 27% for 2018 b) Income tax The effect tax expense has on income for the period ended June 30, 2019 and 2018 is comprised of the following items: As of June 30, 2019 MCh$ 2018 MCh$ Income tax expense Current tax 82,117 56,586 Credits (debits) for deferred taxes Origination and reversal of temporary differences 9,665 27,168 Provision due to valuation - - Subtotal 91,782 83,754 Tax for rejected expenses (Article No,21) 339 886 Other (12,681) (56) Net income tax expense 79,440 84,584 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 13 CURRENT AND DEFERRED TAXES, continued c) Effective tax rate reconciliation The reconciliation between the income tax rate and the effective rate in tax expense as of June 30, 2019 and 2018 is as follows: As of June 30, 2019 2018 Tax rate Amount Tax rate Amount% MCh$ % MCh$ Tax calculated over profit before tax 27.00 101,242 27.00 105,714 Permanent differences (1) (6.77) (25,382) (5.53) (21,659) Penalty tax (rejected expenses) 0.09 339 0.23 886 Rate change effect - - - - Other 0.87 3,241 (0.09) (357) Effective rates and expenses for income tax 21.19 79,440 21.61 84,584 (1) Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR d) Effect of deferred taxes on other comprehensive income A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended June 30, 2019 and December 31, 2018 is the following: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Deferred tax assets Available for sale investments 7,010 1,071 Cash flow hedges - 65 Total deferred tax assets recognized through other comprehensive income 7,010 1,136 Deferred tax liabilities Available for sale investments (16,842) (2,806) Cash flow hedges (124) (2,711) Total deferred tax liabilities recognized through other comprehensive income (16,966) (5,517) Net deferred tax balances in equity (9,956) (4,381) Deferred taxes in equity attributable to equity holders of the bank (9,657) (4,027) Deferred tax in equity attributable to non-controlling interests (299) (354) Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 13 CURRENT AND DEFERRED TAXES, continued e) Effect of deferred taxes on income During 2019 and 2018, the Bank has registered in its finiancial statements the effects from deffered taxes. Below are effects of deferred taxes on assets, liabilities and income allocated for temporary differences: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Deferred tax assets Interests and adjustments 9,491 9,384 Non-recurring charge-offs 13,026 13,389 Assets received in lieu of payment 2,412 2,467 Exchange rate adjustment - 1,675 Property, plant and equipment 7,427 6,138 Provision for loan losses 167,328 168,320 Provision for expenses 66,080 63,134 Derivatives 2,022 3,924 Leased assets 111,069 107,897 Subsidiaries tax losses 5,432 5,314 Preapid expenses 94 156 Investment valuation - - Assets for the right to use leased assets 175 - Others - - Total deferred tax assets 384,556 381,798 Deferred tax liabilities Valuation of investments (1,680) (42) Depreciation - - Anticipated Expenses (9,350) (349) Valuation provision (6,241) (6,084) Derivatives (4,282) (3,383) Exchange rate adjustments (725) - Others (21) (20) Total deferred tax liabilities (22,299) (9,878) f) Summary of deferred tax assets and liabilities A summary of the effect of deferred taxes on equity and income follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Deferred tax assets Recognized through other comprehensive income 7,010 1,136 Recognized through profit or loss 384,556 381,798 Total deferred tax assets 391,566 382,934 Deferred tax liabilities Recognized through other comprehensive income (16,966) (5,517) Recognized through profit or loss (22,299) (9,878) Total deferred tax liabilities (39,265) (15,395) Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 14
OTHER ASSETS

The composition of other assets is the following:

	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Assets for leasing (1)	**48,044**	**47,486**
Assets received or awarded in lieu of payment (2)		
Assets received in lieu of payment	13,120	11,297
Assets awarded at judicial sale	22,726	21,524
Provision on assets received in lieu of payment or awarded	(2,006)	(723)
Subtotal	**33,840**	**32,098**
Other assets		
Guarantee deposits (margin accounts) (3)	136,927	170,232
Non-current assets classified as held for sale (4)	24,450	-
Investments in gold	559	522
VAT credit tax	7,189	9,097
Income tax recoverable	1,787	1,756
Prepaid expenses	464,150	477,819
Plant, Property and Equipment held for sale	-	-
Assets recovered from leasing held for sale	4,585	6,848
Macro-hedging valuation adjustment	83,142	9,414
Pension plan assets	669	846
Accounts and notes receivable	188,273	59,511
Notes receivable through brokerage and simultaneous transactions	82,112	78,330
Other receivable accounts	45,424	48,612
Other assets	45,265	42,417
Subtotal	**1,084,532**	**905,404**
Total	**1,166,416**	**984,988**

(1) Corresponds to the assets available to be delivered under the financial lease modality.

(2) The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.32% (0.28% as of December 31, 2018) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3) Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.

(4) Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 "Non-current assets held for sale and discontinued operations ", for additional information see Note 1 u) and Note 35.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 15 TIME DEPOSITS AND OTHER TIME LIABILITIES As of June 30, 2019 and December 31, 2018, the composition of the item time deposits and other liabilities is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Deposits and other demand liabilities Checking accounts 7,032,096 6,794,132 Other deposits and demand accounts 743,508 709,711 Other demand liabilities 1,133,990 1,237,574 Total 8,909,594 8,741,417 Time deposits and other time liabilities Time deposits 12,996,814 12,944,846 Time savings account 121,131 118,587 Other time liabilities 4,558 4,386 Total 13,122,503 13,067,819 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 16 ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES As of June 30, 2019 and December 31, 2018, the composition for this item is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Other financial liabilities Obligations to public sector 31,715 32,449 Other domestic obligations 166,728 175,210 Foreign obligations 11,484 7,741 Subtotal 209,927 215,400 Issued debt instruments Mortgage finance bonds 21,826 25,490 Senior bonds 8,015,586 7,198,865 Mortgage Bonds 92,376 94,921 Subordinated bonds 805,876 795,957 Subtotal 8,935,664 8,115,233 Total 9,145,591 8,330,633 Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below: As of June 30, 2019 Current Non-current Total MCh$ MCh$ MCh$ Mortgage finance bonds 6,296 15,530 21,826 Senior bonds 1,277,164 6,738,422 8,015,586 Mortgage Bonds 4,976 87,400 92,376 Subordinated bonds 1 805,875 805,876 Issued debt instruments 1,288,437 7,647,227 8,935,664 Other financial liabilities 204,407 5,520 209,927 Total 1,492,844 7,652,747 9,145,591 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 16
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2018		
	Current MCh$	Non-current MCh$	Total MCh$
Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage Bonds	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	**856,562**	**7,258,671**	**8,115,233**
Other financial liabilities	**205,871**	**9,529**	**215,400**
Total	**1,062,433**	**7,268,200**	**8,330,633**

a) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.43% as of June 30, 2019 (5.43% as of December 31, 2018).

	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Due within 1 year	6,296	6,830
Due after 1 year but within 2 years	5,512	5,946
Due after 2 years but within 3 years	4,512	5,034
Due after 3 years but within 4 years	3,300	3,997
Due after 4 years but within 5 years	1,722	2,480
Due after 5 years	484	1,203
Total mortgage finance bonds	**21,826**	**25,490**

b) Senior bonds

The following table shows senior bonds by currency:

	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Santander bonds in UF	4,828,253	4,095,741
Santander bonds in USD	1,296,472	1,094,267
Santander bonds in CHF	488,014	386,979
Santander bonds in Ch$	1,162,982	1,291,900
Santander bonds in AUD	34,850	24,954
Santander bonds in JPY	71,682	191,598
Santander bonds in EUR	133,333	113,426
Total senior bonds	**8,015,586**	**7,198,865**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 16
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

As of June 30, 2019 the Bank has placed bonds for UF 24,000,000, CLP 75,000,000,000 EUR 30,000,000, AUD 22,000,000, and CHF 150,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T7	UF	5,000,000	4	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	5,000,000	4.6	2.50%	02-01-2016	8,000,000	08-01-2023
T14	UF	6,000,000	8	2.80%	02-01-2016	18,000,000	02-01-2027
T6	UF	3,000,000	10	1.70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5.4	2.60%	02-01-2016	5,000,000	08-01-2024
Total	**UF**	**24,000,000**				**41,000,000**	
U9	CLP	75,000,000,000	2.8	ICP + 0.80%	11-01-2018	75,000,000,000	11-19-2021
Total	**CLP**	**75,000,000,000**				**75,000,000,000**	
EUR	EUR	30,000,000	7	1.10%	02-01-2019	40,000,000	02-07-2026
Total	**EUR**	**30,000,000**				**40,000,000**	
AUD	AUD	22,000,000	15	3.65%	05-20-2019	22,000,000	05-20-2034
Total AUD		**22,000,000**				**22,000,000**	
CHF	CHF	150,000,000	5.6	0.38%	03-12-2019	150,000,000	09-27-2024
Total	**CHF**	**150,000,000**				**150,000,000**	

During 2019's first semester, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
12-02-2019	Senior	CLP	10,000,000,000
14-02-2019	Senior	CLP	30,000,000,000
19-02-2019	Senior	CLP	4,200,000,000
22-02-2019	Senior	CLP	14,240,000,000
22-02-2019	Senior	CLP	30,000,000
22-02-2019	Senior	CLP	10,000,000
01-03-2019	Senior	CLP	11,800,000,000
04-03-2019	Senior	CLP	40,080,000,000
05-03-2019	Senior	CLP	20,000,000,000
15-03-2019	Senior	UF	156,000
20-03-2019	Senior	CLP	6,710,000,000
21-03-2019	Senior	UF	100,000
25-03-2019	Senior	UF	100,000
26-03-2019	Senior	UF	90,000
08-04-2019	Senior	CLP	3,950,000,000
10-04-2019	Senior	UF	409,000
16-04-2019	Senior	UF	55,000
17-04-2019	Senior	CLP	130,000,000
18-04-2019	Senior	CLP	330,000,000
16-05-2019	Senior	CLP	14,880,000,000
16-05-2019	Senior	UF	9,000
13-06-2019	Senior	UF	1,000

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018 the Bank has placed bonds for UF 23,000,000, CLP 225,000,000,000, USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000 and JPY 7,000,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T1	UF	4,000,000	2	2.20%	02-01-2016	7,000,000	02-01-2020
T4	UF	4,000,000	3	2.35%	02-01-2016	8,000,000	08-01-2021
T11	UF	5,000,000	7	2.65%	02-01-2016	5,000,000	02-01-2025
T12	UF	5,000,000	7	2.70%	02-01-2016	5,000,000	08-01-2025
T15	UF	5,000,000	11	3.00%	02-01-2016	5,000,000	08-01-2028
Total	**UF**	**23,000,000**				**30,000,000**	
P5	CLP	75,000,000,000	4	5.30%	03-05-2015	150,000,000,000	03-01-2022
U4	CLP	75,000,000,000	3.4	ICP + 1.00%	01-10-2017	75,000,000,000	01-10-2022
U3	CLP	75,000,000,000	2.7	ICP + 1.00%	06-11-2018	75,000,000,000	06-11-2021
Total	**CLP**	**225,000,000,000**				**300,000,000,000**	
USD	USD	50,000,000	10	4.17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0.03%	11-16-2018	20,000,000	11-16-2020
Total	**USD**	**70,000,000**				**70,000,000**	
EUR	EUR	26,000,000	7	1.00%	05-04-2018	26,000,000	05-28-2025
EUR	EUR	40,000,000	12	1.78%	06-07-2018	40,000,000	06-15-2030
Total	**EUR**	**66,000,000**				**66,000,000**	
AUD	AUD	20,000,000	5	3.56%	11-13-2018	20,000,000	11-13-2023
Total	**AUD**	**20,000,000**				**20,000,000**	
CHF	CHF	115,000,000	5.3	0.44%	09-21-2018	115,000,000	12-21-2023
Total	**CHF**	**115,000,000**				**115,000,000**	
JPY	JPY	4,000,000,000	10.6	0.65%	07-13-2018	4,000,000,000	01-13-2029
JPY	JPY	3,000,000,000	5	56%	10-30-2018	3,000,000,000	10-30-2023
Total	**JPY**	**7,000,000,000**				**7,000,000,000**	

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 16 ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued During 2018, the Bank partially repurchased the following bonds: Date Type Currency Amount 01-04-2018 Senior CLP 12,890,000,000 01-04-2018 Senior CLP 4,600,000,000 01-22-2018 Senior UF 24,000 04-05-2018 Senior UF 484,000 04-06-2018 Senior UF 184,000 04-23-2018 Senior UF 216,000 04-24-2018 Senior UF 4,000 04-25-2018 Senior UF 262,000 05-10-2018 Senior UF 800,000 06-07-2018 Senior USD 3,090,000 12-11-2018 Senior USD 250,000,000 ii. Maturities for senior bonds are the following: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Due within 1 year 1,277,164 844,898 Due after 1 year but within 2 years 1,464,863 1,331,255 Due after 2 years but within 3 years 1,051,983 1,073,847 Due after 3 years but within 4 years 1,020,271 1,104,547 Due after 4 years but within 5 years 722,375 421,918 Due after 5 years 2,478,930 2,422,400 Total senior bonds 8,015,586 7,198,865 c) Mortgage bonds The detail of mortgage bonds per currency is the following: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Mortgage bonds in UF 92,376 94,921 Total mortgage bonds 92,376 94,921 i. Placement of Mortgage bonds As of June 30, 2019, the Bank has not placed any mortgage bonds. During 2018 the Bank did not place any mortgage bonds. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 16 ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued ii. Maturities of mortgage bonds is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Due within 1 year 4,976 4,833 Due after 1 year but within 2 years 7,988 7,758 Due after 2 years but within 3 years 8,246 8,008 Due after 3 years but within 4 years 8,512 8,267 Due after 4 years but within 5 years 8,787 8,534 Due after 5 years 53,867 57,521 Total mortgage bonds 92,376 94,921 d) Subordinated bonds Detail of subordinated bonds per currency is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Subordinated bonds denominated in Ch$1 1 Subordinated bonds denominated in USD - - Subordinated bonds denominated in UF 805,875 795,956 Total subordinated bonds 805,876 795,957 i. Placement of subordinated bonds As of June 30, 2019, and December 31, 2018 the Bank has not placed any mortgage bonds. ii. The maturity of the subordinated bonds is as follows: The maturity of the subordinated bonds is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Due within 1 year 1 1 Due after 1 year but within 2 years - - Due after 2 years but within 3 years - - Due after 3 years but within 4 years - - Due after 4 years but within 5 years - - Due after 5 years 805,875 795,956 Total mortgage bonds 805,876 795,957 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 16 ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued e) Other financial liabilities The composition of other financial liabilities, by maturity, is detailed below: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Non-current portion: Due after 1 year but within 2 years 5,227 9,221 Due after 2 year but within 3 years 42 40 Due after 3 year but within 4 years 46 44 Due after 4 year but within 5 years 50 48 Due after 5 years 155 176 Non-current portion subtotal 5,520 9,529 Current portion: Amounts due to credit card operators 164,013 172,425 Acceptance of letters of credit 6,989 2,894 Other long-term financial obligations, short-term portion 33,405 30,552 Current portion subtotal 204,407 205,871 Total other financial liabilities 209,927 215,400 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 17
MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2019 and December 31, 2018, the detail of the maturities of assets and liabilities is as follows:

As of June 30, 2019	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Up to 1 year Subtotal MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	More than 1 year Subtotal MCh$	Total MCh$
Assets										
Cash and deposits in banks	1,939,644	-	-	-	**1,939,644**	-	-	-	-	**1,939,644**
Cash items in process of collection	511,987	-	-	-	**511,987**	-	-	-	-	**511,987**
Trading investments	-	66,885	108	6,342	**73,335**	10,936	2,479	76,428	**89,843**	**163,178**
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	137,496	124,211	538,016	**799,723**	814,872	739,999	1,841,310	**3,396,181**	**4,195,904**
Interbank loans (1)	-	8,465	159	-	**8,624**	-	-	-	-	**8,624**
Loans and accounts receivables from customers (2)	22,121	3,504,468	2,407,479	5,058,612	**10,992,680**	5,511,414	3,312,387	11,269,833	**20,093,634**	**31,086,314**
Available for sale investments	-	1,189,384	5,660	75,935	**1,270,979**	507,872	186,462	932,914	**1,627,248**	**2,898,227**
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	136,927	-	-	-	**136,927**	-	-	-	-	**136,927**
Total assets	**2,610,679**	**4,906,698**	**2,537,617**	**5,678,905**	**15,733,889**	**6,845,094**	**4,241,327**	**14,120,485**	**25,206,906**	**40,940,805**
Liabilities										
Deposits and other demand liabilities	8,909,594	-	-	-	**8,909,594**	-	-	-	-	**8,909,594**
Cash items in process of collection	392,441	-	-	-	**392,441**	-	-	-	-	**392,441**
Obligations under repurchase agreements	-	133,690	-	-	**133,690**	-	-	-	-	**133,690**
Time deposits and other time liabilities	125,691	5,534,870	4,526,657	2,774,286	**12,961,504**	90,781	4,142	66,076	**160,999**	**13,122,503**
Financial derivatives contracts	-	2,902	7,403	557,559	**567,864**	726,222	682,961	1,852,941	**3,262,124**	**3,829,988**
Interbank borrowings	1,397	17,646	223,580	1,388,223	**1,630,846**	204,459	-	-	**204,459**	**1,835,305**
Issued debts instruments	-	379,471	365,156	543,810	**1,288,437**	2,543,104	1,764,967	3,339,156	**7,647,227**	**8,935,664**
Other financial liabilities	170,858	6,922	151	26,476	**204,407**	5,269	96	155	**5,520**	**209,927**
Obligations for lease agreements	-	-	-	18,098	**18,098**	33,614	23,753	76,907	**133,464**	**151,562**
Guarantees received (margin accounts)	608,590	-	-	-	**608,590**	-	-	-	-	**608,590**
Total liabilities	**10,208,571**	**6,075,501**	**5,122,947**	**5,308,452**	**26,715,471**	**3,603,449**	**2,475,919**	**5,335,235**	**11,413,793**	**38,129,264**

(1) Interbank loans are presented on a gross basis. The amount of allowances is Ch$18 million,

(2) Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type are the following: Commercial loans Ch$474,168 million, Mortgage loans Ch$61,489 million and Consumer loans Ch$261,656 million.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 17
MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2018	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Up to 1 year Subtotal MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	More than 1 year Subtotal MCh$	Total MCh$
Financial Assets										
Cash and deposits in banks	2,065,441	-	-	-	**2,065,441**	-	-	-	-	**2,065,441**
Cash items in process of collection	353,757	-	-	-	**353,757**	-	-	-	-	**353,757**
Trading investments	-	1,064	-	11,642	**12,706**	16,331	20,080	27,924	**64,335**	**77,041**
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	111,268	128,024	543,722	**783,014**	723,622	552,133	1,041,866	**2,317,621**	**3,100,635**
Interbank loans (1)	-	9,427	3,220	2,447	**15,094**	-	-	-	-	**15,094**
Loans and accounts receivables from customers (2)	238,213	3,285,576	2,320,222	4,946,887	**10,790,898**	5,474,289	3,236,349	10,765,393	**19,476,031**	**30,266,929**
Available for sale investments	-	2,391,329	-	1	**2,391,330**	86	-	2,907	**2,993**	**2,394,323**
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	170,232	-	-	-	**170,232**	-	-	-	-	**170,232**
Total financial assets	**2,827,643**	**5,798,664**	**2,451,466**	**5,504,699**	**16,582,472**	**6,214,328**	**3,808,562**	**11,838,090**	**21,860,980**	**38,443,452**
Financial Liabilities										
Deposits and other demand liabilities	8,741,417	-	-	-	**8,741,417**	-	-	-	-	**8,741,417**
Cash items in process of collection	163,043	-	-	-	**163,043**	-	-	-	-	**163,043**
Obligations under repurchase agreements	-	48,545	-	-	**48,545**	-	-	-	-	**48,545**
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	**12,806,147**	191,547	6,137	63,988	**261,672**	**13,067,819**
Financial derivatives contracts	-	131,378	120,361	349,551	**601,290**	495,789	471,185	949,464	**1,916,438**	**2,517,728**
Interbank borrowings	39,378	16,310	404,575	1,188,692	**1,648,955**	139,671	-	-	**139,671**	**1,788,626**
Issued debts instruments	-	71,465	39,267	745,830	**856,562**	2,431,849	1,549,743	3,277,079	**7,258,671**	**8,115,233**
Other financial liabilities	179,681	934	2,412	22,844	**205,871**	9,261	92	176	**9,529**	**215,400**
Guarantees received (margin accounts)	540,091	-	-	-	**540,091**	-	-	-	-	**540,091**
Total financial liabilities	**9,786,584**	**5,517,050**	**4,675,171**	**5,633,116**	**25,611,921**	**3,268,117**	**2,027,157**	**4,290,707**	**9,585,981**	**35,197,902**

(1) Interbank loans are presented on a gross basis. The amount of allowances is Ch$29 million.

(2) Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$472,876 million, Mortgage loans for Ch$64,241 million and Consumer loans for Ch$259,442 million.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 18 PROVISIONS a) As of June 30, 2019 and December 31, 2018, the detail for the provisions is as follows: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Provision for employee salaries and expenses 72,687 93,379 Provision for mandatory dividends 88,999 177,571 Provision for contingent loan risks: Provision for lines of credit of immediate disponibility 19,161 14,666 Other provisions for contingent loans 14,173 14,741 Provision for contingencies 16,647 8,963 Additonal provisions - 20,000 Provision for foreign bank loans 355 620 Total 212,022 329,940 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 19 OTHER LIABILITIES Other liabilities consist of: As of June 30, As of December 31, 2019 2018 MCh$ MCh$ Accounts and notes payable 205,789 163,216 Income received in advance 614 673 Adjustment due to macro-hedging valuation 14,216 7,039 Guarantees received (margin accounts) (1) 608,590 540,091 Notes payable through brokerage and simultaneous transactions 24,981 50,807 Other payable obligations 19,267 94,779 Withheld VAT 1,972 1,990 Accounts payable by insurance companies 8,948 8,424 Other liabilities 39,493 33,389 Total 923,870 900,408 (1) Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 20
CONTINGENCIES AND COMMITMENTS

a) Lawsuits and legal procedures

At the date of issuance of these consolidated interim financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of June 30, 2019, the Bank maintains provisions for this concept that amount to $ 791 million ($ 923 million as of December 31, 2018), which are in the Consolidated Interim Statement of Financial Position, forming part of the item "Provisions for contingencies".

As of June 30, 2019, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment "Echeverría con Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), Followed before the 21st Civil Court of Santiago, Rol C-21.366-2014, on Compensation for damages for failures in the purchase of shares. As for your current situation as of June 30, 2019, cause is with abandonment of the procedure and filed.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF14,332 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

b) Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank's contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2019 MCh$	2018 MCh$
Letters of credit issued	212,083	223,420
Foreign letters of credit confirmed	44,797	57,038
Performance guarantees	1,683,231	1,954,205
Personal guarantees	384,015	133,623
Subtotal	**2,324,126**	**2,368,286**
On demand credit lines	9,001,753	8,997,650
Other irrevocable credit commitments	298,161	327,297
Total	**11,624,040**	**11,693,233**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 20
CONTINGENCIES AND COMMITMENTS, continued

c) Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Third party operations		
Collections	73,109	99,784
Transferred financial assets managed by the Bank	22,956	26,262
Assets from third parties managed by the Bank and its affiliates (1)	1,711,293	1,630,431
Subtotal	**1,807,358**	**1,756,477**
Custody of securities		
Securities held in custody	8,648,244	11,160,488
Securities held in custody deposited in other entity	915,230	861,405
Issued securities held in custody	12,335,898	12,335,871
Subtotal	**21,899,372**	**24,357,764**
Total	**23,706,730**	**26,114,241**

(1) The Bank classified the portfolios managed by private banking in "Assets from third parties managed by the Bank and its affiliates", as of Junio 30, 2019, the balance for this was Ch$1,711,257 million (Ch$1,630,396 million at December 31, 2018).

Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N °4668409 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2019, which has been renewed.

Santander Agente de Valores Limitada

As of June 30, 2019, the Company has a guarantee for the purpose of ensuring the correct and complete fulfillment of all its obligations as a Securities Agent, in accordance with the provisions of articles No. 30 and following of Law 18,045 on the Stock Market, for UF 4,000 with insurance policy No. 217112981 taken with Compañía de Seguros de Crédito Continental S.A. and whose expiration is December 19, 2019.

Santander Corredores de Bolsa Limitada

i) As of June 30, 2019, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 20,699 (Ch$ 40,427 as of December 31, 2018).

ii) Additionally, as of June 30, 2019, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 7,177 (Ch$ 5,000 as of December 31, 2018).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,015 as of June 30, 2019 (Ch$ 1,009 as of December 31, 2018).

iv) As of June 30, 2019, the company has a guarantee for equity loans in the amount of $ 1,670 million ($ 5,960 million as of December 31, 2018).

v) As of June 30, 2019, the Company has a guarantee slip N ° B013383, from Banco Santander Chile to comply with the provisions of general norm N° 120 of the CMF regarding the operation of placement agent , transfer and rescue of Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire shares of Morgan Stanley Sicav foreign open funds and whose maturity is February 21, 2020.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 20 CONTINGENCIES AND COMMITMENTS, continued Santander Corredora de Seguros Limitada i) In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance. ii) The insurance policy for insurance brokers No. 4790718, which covers UF 5.95, and the professional liability policy for insurance brokers No. 4790716 for an amount equivalent to UF 928.2, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2019 to April 15, 2020. iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile. This amounts to 10,000 UF for each portfolio respectively, both with an expiration date of July 31, 2019. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, which amounts to 200 UF and 3,000 UF with the same financial institution, both with an expiration date as of December 31, 2020. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 21

EQUITY

a) Capital

As of June 30, 2019 and December 31, 2018 the Bank had 188,446,126,794 shares outstanding amounting to Ch$ 891,303 million. All of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of June 30, 2019 and December 31, 2018 is the following:

	Shares	
	As of June 30,	As of December 31,
	2019	2018
Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	**188,446,126,794**	**188,446,126,794**

As of June 30, 2019 and December 31, 2018 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of June 30, 2019 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S,A,	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon	-	24,598,810,471	**24,598,810,471**	13.05
Banks on behalf of third parties	14,872,236,256	-	**14,872,236,256**	7.89
Pension funds (AFP) on behalf of third parties	10,495,365,847	-	**10,495,365,847**	5.57
Stock brokers on behalf of third parties	5,691,955,002	-	**5,691,955,002**	3.02
Other minority holders	6,194,757,950	-	**6,194,757,950**	3.29
Total	**163,847,316,323**	**24,598,810,471**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 21
EQUITY, continued

As of December 31, 2018 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension fund (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	**161,960,126,723**	**26,486,000,071**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

b) Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

c) Diluted earnings per share and basic earnings per share

As of June 30, 2019 and December 31, 2018, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of June 30,	
	2019 MCh$	2018 MCh$
a) Basic earnings per share		
Total attributable to equity holders of the Bank	296,662	305,531
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.574	1.621
Diluted earnings per share continuing operations (in Ch$)	1.565	1.611
b) Diluted earnings per share		
Total attributable to equity holders of the Bank	296,662	305,531
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.574	1.621
Diluted earnings per share continuing operations (in Ch$)	1.565	1.611

As of June 30, 2019 and December 31, 2018, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 21 EQUITY, continued d) Other comprehensive income of available for sale investments and cash flow hedges: As of As of June 30, December 31, 2019 MCh$ 2018 MCh$ Available for sale investments As of January 1, 6,424 1,855 Gain (losses) on the re-valuation of available for sale investments, before tax Reclassification from other comprehensive income to net income for the year Net income realized 9,482 - 20,508 6,071 - (1,502) Subtotal 29,990 4,569 Total 36,414 6,424 Cash flow hedges As of January 1, 9,803 (3,562) Gains (losses) on the re-valuation of cash flow hedges, before tax (9,207) 14,048 Reclassification and adjustments on cash flow hedges, before tax (133) (683) Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction Subtotal - (9,340) - 13,365 Total 463 9,803 Other comprehensive income, before tax 36,877 16,227 Income tax related to other comprehensive income components Income tax relating to available for sale investments (9,832) (1,735) Income tax relating to cash flow hedges (124) (2,646) Total (9,956) (4,381) Other comprehensive income, net of tax Attributable to: Equity holders of the Bank 26,921 26,108 11,846 10,890 Non-controlling interest 813 956 The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 22 CAPITAL REQUIREMENTS (BASEL) In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity. Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”. According to Chapter 12-1 of the CMF (ex SBIF), Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following: Type of contingent loan Exposure a) Pledges and other commercial commitments 100% b) Foreign letters of credit confirmed 20% c) Letters of credit issued 20% d) Guarantees 50% e) Interbank guarantee letters 100% f) Available lines of credit 35% g) Other loan commitments: - Higher education loans Law No, 20,027 15% - Other 100% h) Other contingent loans 100% Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 22
CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of June 30, 2019 and December 31, 2018, are the following:

	Consolidated assets		Risk-weighted assets	
	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$
Balance-sheet assets (net of allowances)				
Cash and deposits in banks	1,939,644	2,065,441	-	-
Cash in process of collection	511,987	353,757	172,590	105,421
Trading investments	163,178	77,041	48,356	10,704
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	1,069,554	1,226,892	716,317	868,578
Interbank loans, net	8,606	15,065	8,605	15,064
Loans and accounts receivables from customers, net	30,289,001	29,470,370	26,019,254	25,403,426
Available for sale investment	2,898,227	2,394,323	177,732	172,859
Investments in associates and other companies	9,879	32,293	9,879	32,293
Intangible assets	63,371	66,923	63,371	66,923
Property, plant, and equipment	198,131	253,586	198,131	253,586
Right of use assets	196,041	-	196,041	-
Current taxes	-	-	-	-
Deferred taxes	391,566	382,934	39,157	38,293
Other assets	1,166,416	984,988	1,147,889	983,299
Off-balance-sheet assets				
Contingent loans	4,708,025	4,624,073	2,714,745	2,649,730
Total	**43,613,626**	**41,947,686**	**31,512,067**	**30,600,176**

(*) "Financial derivative contracts" are presented at their "Credit Equivalent Risk" value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

			Ratio	
	As of June 30, 2019 MCh$	As of December 31, 2018 MCh$	As of June 30, 2019 %	As of December 31, 2018 %
Basic capital	3,284,857	3,239,546	7.53	7.72
Effective net equity	4,137,322	4,101,664	13.13	13.40

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 23
NON-CONTROLLING INTEREST

a) It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

As of June 30, 2019	Non controlling interest	Equity	Income	Other comprehensive income			
				Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.24	175	3	-	-	-	3
Santander Corredores de Bolsa Limitada	49.00	21,803	273	(196)	53	(143)	130
Santander Agente de Valores Limitada	0.97	493	5	-	-	-	5
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		**22,473**	**281**	**(196)**	**53**	**(143)**	**138**
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,104	327	-	-	-	327
Bansa Santander S.A.	100.00	20,012	(40)	-	-	-	(40)
Subtotal		**24,116**	**287**	**-**	**-**	**-**	**287**
Total		**46,589**	**568**	**(196)**	**53**	**(143)**	**425**

As of December 31, 2018	Non-controlling interest	Equity	Income	Other comprehensive income			
				Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.24	172	4	(2)	-	(2)	2
Santander Corredores de Bolsa Limitada	49.00	21,673	755	(84)	2	(82)	673
Santander Agente de Valores Limitada	0.97	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		**22,335**	**858**	**(86)**	**2**	**(84)**	**774**
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	852	-	-	-	852
Bansa Santander S.A.	100.00	20,051	2,650	-	-	-	2,650
Subtotal		**23,828**	**3,502**	-	-	-	**3,502**
Total		**46,163**	**4,360**	**(86)**	**2**	**(84)**	**4,276**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 23
NON-CONTROLLING INTEREST, continued

As of June 30, 2018	Non-controlling interest	Equity	Income	Other comprehensive income: Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.24	170	3	(2)	-	(2)	1
Santander Corredores de Bolsa Limitada	49.00	21,440	487	(36)	(10)	(46)	441
Santander Agente de Valores Limitada	0.97	463	75	-	-	-	75
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Subtotal		**22,074**	**565**	**(38)**	**(10)**	**(48)**	**517**
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,493	568	-	-	-	568
Bansa Santander S.A. (1)	100.00	17,684	282	-	-	-	282
Subtotal		**21,177**	**850**	**-**	**-**	**-**	**850**
Total		**43,251**	**1,415**	**(38)**	**(10)**	**(48)**	**1,367**

b) A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of June 30, 2019				As of December 31, 2018			
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	81,611	12,230	68,169	1,212	77,764	9,595	66,374	1,795
Santander Corredores de Bolsa Limitada	111,837	67,347	43,936	554	102,228	57,999	42,691	1,538
Santander Agente de Valores Limitada	51,109	97	50,481	531	50,552	71	40,177	10,304
Santander S.A. Sociedad Securitizadora	674	64	639	(29)	704	66	728	(90)
Santander Gestión de Recaudación y Cobranzas Limitada	7,102	2,998	3,777	327	6,932	3,155	2,925	852
Bansa Santander S.A.	25,640	5,629	20,051	(40)	20,437	386	17,401	2,650
Total	**277,973**	**88,365**	**187,053**	**2,555**	**258,617**	**71,272**	**170,296**	**17,049**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 24
INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a) As of June 30, 2019 and 2018, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of June 30,							
	2019				2018			
Items	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$
Resale agreements	395	-	-	**395**	493	-	-	**493**
Interbank loans	363	-	-	**363**	725	-	-	**725**
Commercial loans	397,138	71,247	5,998	**474,383**	375,711	70,582	5,701	**451,994**
Mortgage loans	173,286	126,462	394	**300,142**	160,983	122,416	222	**283,621**
Consumer loans	293,523	188	4,200	**297,911**	290,676	207	2,955	**293,838**
Investment instruments	37,160	11,386	-	**48,546**	35,986	13,865	-	**49,851**
Other interest income	8,940	1,446	-	**10,386**	6,328	2,985	-	**9,313**
Interest income without income from hedge accounting	**910,805**	**210,729**	**10,592**	**1,132,126**	**870,902**	**210,055**	**8,878**	**1,089,835**

b) As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of June 30, 2019 and December 31, 2018, the suspended interest and adjustments income consists of the following:

	As of June 30,			As of December 31,		
	2019			2018		
Items	Interest MCh$	Inflation adjustments MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Total MCh$
Commercial loans	12,925	9,372	**22,297**	13,453	8,904	**22,357**
Mortgage loans	2,987	6,807	**9,794**	3,030	6,304	**9,334**
Consumer loans	3,831	314	**4,145**	4,172	333	**4,505**
Total	**19,743**	**16,493**	**36,236**	**20,655**	**15,541**	**36,196**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 24

INTEREST INCOME, continued

c) As of June 30, 2019 and 2018, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of June 30,					
	2019			2018		
Items	**Interest MCh$**	**Inflation adjustments MCh$**	**Total MCh$**	**Interest MCh$**	**Inflation adjustments MCh$**	**Total MCh$**
Demand deposits	(6,338)	(698)	**(7,036)**	(6,238)	(539)	**(6,777)**
Repurchase agreements	(4,521)	-	**(4,521)**	(2,219)	-	**(2,219)**
Time deposits and liabilities	(182,186)	(9,748)	**(191,934)**	(152,316)	(16,738)	**(169,054)**
Interbank borrowings	(26,194)	-	**(26,194)**	(15,334)	-	**(15,334)**
Issued debt instruments	(123,471)	(66,036)	**(189,507)**	(117,019)	(62,972)	**(179,991)**
Other financial liabilities	(635)	(16)	**(651)**	(1,442)	(53)	**(1,495)**
Obligations for lease agreements	(1,507)	-	**(1,507)**	-	-	**-**
Other interest expense	(6,082)	(4,403)	**(10,485)**	(3,277)	(4,500)	**(7,777)**
Interest expense without expenses from hedge accounting	**(350,934)**	**(80,901)**	**(431,835)**	**(297,845)**	**(84,802)**	**(382,647)**

d) As of June 30, 2019 and 2018, the income and expense from interest is as follows:

	As of June 30,	
Items	**2019 MCh$**	**2018 MCh$**
Interest income less income from hedge accounting	1,132,126	1,089,835
Interest expense less expense from hedge accounting	(431,835)	(382,647)
Net Interest income (expense) from hedge accounting	**700,291**	**707,188**
Hedge accounting (net)	(7,215)	(7,143)
Total net interest income	**693,076**	**700,045**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 25 FEES AND COMMISSIONS a) Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate: As of June 30, 2019 2018 MCh$ MCh$ Fee and commission income Fees and commissions for lines of credits and overdrafts 3,476 3,202 Fees and commissions for guarantees and letters of credit 17,484 16,332 Fees and commissions for card services 113,747 111,743 Fees and commissions for management of accounts 17,714 16,532 Fees and commissions for collections and payments 15,406 23,315 Fees and commissions for intermediation and management of securities 4,984 5,203 Fees and commissions for insurance marketing 23,659 18,824 Office banking 6,720 8,013 Fees for other services rendered 22,554 22,531 Other fees earned 18,983 20,853 Total 244,727 246,548 As of June 30, 2019 MCh$ 2018 MCh$ Fee and commission expense Compensation for card operations (86,816) (81,816) Fees and commissions for securities transactions (557) (485) Office banking (908) (3,671) Other fees (17,797) (6,258) Total (106,078) (92,230) Net fees and commissions income 138,649 154,318 The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 25
FEES AND COMMISSIONS, continued

b) Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

As of June 30, 2019	Segments					Calendar recognizing ordinary activity income		
	Retail Banking MM$	Middle Market MM$	Global Corporate Banking MM$	Others MM$	Total MM$	Transfered through time MM$	Transfered in an exact moment MM$	Accrual model MM$
Fee and commission income								
Fees and commissions for lines of credits and overdrafts	2,990	137	333	16	**3,476**	3,476	-	-
Fees and commissions for guarantees and letters of credit	5,608	8,854	3,019	3	**17,484**	17,484	-	-
Fees and commissions for card services	110,179	3,058	470	40	**113,747**	19,694	94,053	-
Fees and commissions for management of accounts	16,066	1,239	408	1	**17,714**	17,714	-	-
Fees and commissions for collections and payments	17,209	1,003	249	(3,055)	**15,406**	-	6,367	9,039
Fees and commissions for intermediation and management of securities	1,631	97	4,844	(1,588)	**4,984**	-	4,984	-
Fees and commissions for insurance marketing	23,659	-	-	-	**23,659**	-	-	23,659
Office banking	4,560	1,864	296	-	**6,720**	-	6,720	-
Fees for other services rendered	20,146	1,822	447	139	**22,554**	-	22,554	-
Other fees earned	5,774	5,846	7,195	168	**18,983**	-	18,983	-
Totals	**207,822**	**23,920**	**17,261**	**(4,276)**	**244,727**	**58,368**	**153,661**	**32,698**
Fee and commission expense								
Compensation for card operations	(84,707)	(1,769)	(252)	(88)	**(86,816)**	-	(86,816)	-
Fees and commissions for securities transactions	-	-	(19)	(538)	**(557)**	-	(557)	-
Office banking	(579)	(190)	(138)	(1)	**(908)**	-	(908)	-
Other fees	(10,257)	(2,505)	(2,589)	(2,446)	**(17,797)**	-	(17,797)	-
Totals	**(95,543)**	**(4,464)**	**(2,998)**	**(3,073)**	**(106,078)**	**-**	**(106,078)**	**-**
Net fees and commissions income	**112,279**	**19,456**	**14,263**	**(7,349)**	**138,649**	**58,368**	**47,583**	**32,698**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 25
FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income		
As of June 30, 2018	Retail Banking MM$	Middle Market MM$	Global Corporate Banking MM$	Others MM$	Total MM$	Transfered through time MM$	Transfered in an exact moment MM$	Accrual model MM$
Fee and commission income								
Fees and commissions for lines of credits and overdrafts	2,895	101	208	(2)	**3,202**	3,202	-	-
Fees and commissions for guarantees and letters of credit	5,485	7,827	2,967	531	**16,332**	16,332	-	-
Fees and commissions for card services	107,703	3,418	582	40	**111,743**	10,999	100,744	-
Fees and commissions for management of accounts	14,904	1,236	391	1	**16,532**	16,532	-	-
Fees and commissions for collections and payments	31,055	845	249	(8,834)	**23,315**	-	21,800	1,515
Fees and commissions for intermediation and management of securities	2,296	15	3,588	(696)	**5,203**	-	5,203	-
Fees and commissions for insurance marketing	-	-	-	18,824	**18,824**	-	-	18,824
Office banking	5,896	1,844	271	2	**8,013**	-	8,013	-
Fees for other services rendered	20,179	1,905	425	22	**22,531**	-	22,531	-
Other fees earned	2,946	4,802	13,050	55	**20,853**	-	20,853	-
Totals	**193,359**	**21,993**	**21,731**	**9,465**	**246,548**	**47,065**	**179,144**	**20,339**
Fee and commission expense								
Compensation for card operations	(79,861)	(1,644)	(158)	(153)	**(81,816)**	-	(81,816)	-
Fees and commissions for securities transactions	(169)	(3)	(378)	65	**(485)**	-	(484)	-
Office banking	(2,357)	(764)	(544)	(6)	**(3,671)**	-	(3,671)	-
Other fees	866	(1,385)	(1,992)	(3,747)	**(6,258)**	-	(6,258)	-
Totals	**(81,521)**	**(3,796)**	**(3,072)**	**(3,841)**	**(92,230)**	**-**	**(92,230)**	**-**
Net fees and commissions income	**111,838**	**18,197**	**18,659**	**5,624**	**154,318**	**47,065**	**86,914**	**20,339**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 26 NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale. As of June 30, 2019 and 2018, the detail of income from financial operations is as follows: As of June 30, 2019 2018 MCh$ MCh$ Profit and loss from financial operations Trading derivatives (17,237) (21,729) Trading investments 9,093 6,866 Sale of loans and accounts receivables from customers Current portfolio - 70 Charged-off portfolio 2,284 729 Available for sale investments 30,422 6,472 Repurchase of issued bonds (1) (897) (334) Other profit and loss from financial operations (754) (927) Total 22,911 (8,853) (1) As of June 30, 2019 the Bank hasn’t made any repurchases of bonds, see Note 3. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 27 NET FOREIGN EXCHANGE INCOME Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale. As of June 30, 2019 and 2018, net foreign exchange income is as follows: As of June 30, 2019 2018 MCh$ MCh$ Net foreign exchange gain (loss) Net gain (loss) from currency exchange differences 112,627 (83,651) Hedging derivatives (45,424) 129,202 Income from assets indexed to foreign currency (2,253) 5,124 Income from liabilities indexed to foreign currency - (41) Total 64,950 50,634 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 28
PROVISIONS FOR LOAN LOSSES

a) The movement in provisions for loan losses registered for June 30, 2019 and 2018 is the following:

As of June 30, 2019	Interbank loans	Loans and accounts receivable from customers				Contingent loans		Additional Provisions	
		Commercial loans		Mortgage loans	Consumer loans				
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	**(6,173)**	**(28,903)**	**(6,952)**	**(32,398)**	-	-	-	**(74,426)**
Provisions established	(37)	(41,158)	(45,144)	(11,005)	(117,219)	(2,047)	(5,461)	-	**(222,071)**
Total provisions and charge-offs	**(37)**	**(47,331)**	**(74,047)**	**(17,957)**	**(149,617)**	**(2,047)**	**(5,461)**	-	**(296,497)**
Provisions released (*)	48	29,428	7,989	6,468	34,735	2,169	1,411	20,000	**102,248**
Recovery of loans previously charged-off	-	5,113	6,265	7,649	22,600	-	-	-	**41,627**
Net charge to income	**11**	**(12,790)**	**(59,793)**	**(3,840)**	**(92,282)**	**122**	**(4,050)**	**20,000**	**(152,622)**

As of June 30, 2018	Interbank loans	Loans and accounts receivable from customers				Contingent loans		Additional Provisions	
		Commercial loans		Mortgage loans	Consumer loans				
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(6,944)	(11,089)	(5,351)	(44,522)	-	-	-	**(67,906)**
Provisions established	(41)	(32,843)	(40,920)	(7,786)	(94,558)	(2,776)	(1,239)	-	**(180,163)**
Total provisions and charge-offs	**(41)**	**(39,787)**	**(52,009)**	**(13,137)**	**(139,080)**	**(2,776)**	**(1,239)**	-	**(248,069)**
Provisions released (*)	68	14,520	4,201	4,895	20,860	1,832	1,030	-	**47,406**
Recovery of loans previously charged-off	-	5,621	10,335	9,492	19,809	-	-	-	**45,257**
Net charge to income	**27**	**(19,646)**	**(37,473)**	**1,250**	**(98,411)**	**(944)**	**(209)**	-	**(155,406)**

b) The detail for Charge-off to individually significant loans, is the following:

As of June 30, 2019	Loans and accounts receivable from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	24,078	58,591	14,241	112,668	**209,578**
Provision applied	(17,905)	(29,688)	(7,289)	(80,270)	**(135,152)**
Net charge offs of individually significant loans	**6,173**	**28,903**	**6,952**	**32,398**	**74,426**

As of June 30, 2018	Loans and accounts receivables from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Loan charge-off	21,425	43,254	11,435	134,098	**210,212**
Provision applied	(14,481)	(32,165)	(6,084)	(89,576)	**(142,306)**
Net charge offs of individually significant loans	**6,944**	**11,089**	**5,351**	**44,522**	**67,906**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 29 PERSONNEL SALARIES AND EXPENSES a) Composition of personnel salaries and expenses: As of June 30, 2019 and 2018, the composition for personnel salaries and expenses is the following: As of June 30, 2019 2018 MCh$ MCh$ Personnel compensation 125,299 125,176 Bonuses or gratuities 38,631 38,267 Stock-based benefits (230) (76) Seniority compensation 11,179 5,962 Pension plans (35) 565 Training expenses 2,183 1,940 Day care and kindergarden 1,607 1,606 Health and welfare funds 3,243 2,979 Other personnel expenses 17,431 17,158 Total 199,308 193,577 Share-based compensation (settled in cash) In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 30 ADMINISTRATIVE EXPENSES As of June 30, 2019 and 2018, the composition for administrative expenses is the following: As of June 30, 2019 2018 MCh$ MCh$ General administrative expenses 65,084 75,148 Maintenance and repair of property, plant and equipment 9,643 11,122 Office lease - 14,659 Equipment lease - 66 Expenses for short-term lease agreements 3,011 - Expenses for low value lease contracts - - Other expenses of obligations for lease agreements - - Insurance premiums 1,667 1,598 Office supplies 2,996 3,245 IT and communication expenses 24,930 21,746 Lighting, heating, and other utilities 2,470 2,794 Security and valuables transport services 6,138 6,261 Representation and personnel travel expenses 1,351 2,500 Judicial and notarial expenses 657 449 Fees for technical reports and auditing 4,502 4,776 Other general administrative expenses 7,719 5,932 Outsourced services 38,614 33,878 Data processing 15,774 16,757 Archive service 416 461 Valuation service 1,771 1,451 Outsourced staff 7,427 5,753 Other 13,226 9,456 Board expenses 647 639 Marketing expenses 9,075 8,494 Taxes, payroll taxes, and contributions 7,245 6,706 Real estate taxes 943 839 Patents 865 829 Other taxes - 3 Contributions to CMF (ex SBIF) 5,437 5,035 Total 120,665 124,865 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 31
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a) The values of depreciation and amortization during June 30, 2019 and 2018 are detailed below:

	As June 30,	
	2019 MCh$	2018 MCh$
Depreciation and amortization		
Property, plant, and equipment depreciation	(23,076)	(26,409)
Intangible assets amortization	(12,712)	(12,031)
Amortization for Right of use assets (*)	(15,891)	-
Total depreciation and amortization	**(51,679)**	**(38,440)**
deterioration of fixed assets	-	(39)
deterioration of intangibles	-	-
Totales	**(51,679)**	**(38,479)**

(*) By application of IFRS 16, according to circular Banks No. 3,645 of the CMF (ex SBIF) a new charge line for depreciation and amortization is added.

As of June 30, 2019, the impairment amount of fixed assets amounts to $0 million ($39 million as of June 30, 2018), mainly due to ATM incidents.

b) The changes in book value due to depreciation and amortization for June 30, 2019 and 2018 are the following:

	Depreciation and amortization 2019			
	Property, plant, and equipment MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2019	**(264,489)**	**(151,492)**	**(33,977)**	**(449,950)**
Depreciation and amortization for the period	(23,076)	(12,712)	(15,891)	**(51,679)**
Sales and disposals in the period	9,655	1,225	169	**11,049**
Other	-	-	342	**342**
Balance as of June 30, 2019	**(277,910)**	**(162,979)**	**(49,357)**	**(490,244)**

	Depreciation and amortization 2018			
	Property, plant, and equipment MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2018	**(290,931)**	**(261,828)**	-	**(552,759)**
Depreciation and amortization for the period	(26,409)	(12,031)	-	**(38,440)**
Sales and disposals in the period	30	-	-	**30**
Other	-	-	-	-
Balance as of June 30, 2018	**(317,310)**	**(273,859)**	-	**(591,169)**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 32 OTHER OPERATING INCOME AND EXPENSES a) Other operating income is conformed by the following concepts: As of June 30, 2019 2018 MCh$ MCh$ Income from assets received in lieu of payment Income from sale of assets received in lieu of payment 2,998 2,335 Recovery of charge-offs and income from assets received in lieu of payment 5,301 8,971 Other income from assets received in lieu of payment 731 910 Subtotal 9,030 12,216 Provisions released due to contingencies (1) 264 11,576 Other income Leases 290 122 Income from sale of fixed assets 149 250 Compensation from insurance companies due to damages - 144 Other 214 256 Subtotal 653 772 Total 9,947 24,564 (1) The bank maintained provisions due to contingencies according to IAS 37, which during 2018 resulted in favor of the bank. b) Other operating expenses is conformed by the following concepts: As of June 30, 2019 MCh$ 2018 MCh$ Allowances and expenses for assets received in lieu of payment Charge-offs of assets received in lieu of payment 7,333 7,879 Provisions on assets received in lieu of payment 1,616 1,177 Expenses for maintenance of assets received in lieu of payment 841 780 Subtotal 9,790 9,836 Credit card expenses 870 1,759 Customer services 822 1,606 Other expenses Operating charge-offs 240 280 Life insurance and general product insurance policies 12,071 1,925 Additional tax on expenses paid overseas - - Gain (Loss) for sale of PP&E 67 21 Provisions for contingencies 1,938 31 Expense for the Retail Association 330 442 Other 4,703 3,952 Subtotal 19,349 6,651 Total 30,831 19,852 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 33 TRANSACTIONS WITH RELATED PARTIES Associated and dependent entities are the Bank’s “related parties”. However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control. The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain). Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market. Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives. Transactions between the Bank and its related parties are specified below and have been divided into four categories: Companies with relation to the Santander Group This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities). Associated companies This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”. Key personnel This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives. Other This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control. The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 33
TRANSACTIONS WITH RELATED PARTIES, continued

a) Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of June 30, 2019				As of December 31, 2018			
	Companies with relation to the Santander Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies with relation to the Santander Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Loans and accounts receivable								
Commercial loans	150,810	388	2,949	12,827	122,289	459	4,299	233
Mortgage loans	-	-	19,391	-	-	-	18,814	-
Consumer loans	-	-	4,814	-	-	-	5,335	-
Loans and account receivable	**150,810**	**388**	**27,154**	**12,827**	**122,289**	**459**	**28,448**	**233**
Provision for loan losses	(24)	(182)	(5)	(5)	(308)	(9)	(116)	(5)
Net loans	**150,787**	**207**	**27,149**	**12,822**	**121,981**	**450**	**28,332**	**228**
Guarantees	**385,823**	**-**	**22,880**	**7,971**	442,854	-	22,893	7,171
Contingent loans								
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	2,273	-	-	81	5,392	-	2,060	44
Performance guarantees	386,568	204	-	8,440	445,064	-	3,364	-
Contingent loans	**388,840**	**204**	**-**	**8,521**	**450,456**	**-**	**5,424**	**44**
Provision for contingent loans	(1)	-	-	(18)	(1)	-	(18)	-
Net contingent loans	**388,839**	**204**	**-**	**8,503**	**450,455**	**-**	**5,406**	**44**

Loans regarding activity with related parties during the periods of 2019 and is the following:

	As of June 30, 2019				As of December 31, 2018			
	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Opening balances as of January 1,	**572,745**	**459**	**33,871**	**7,899**	**476,906**	**771**	**27,051**	**7,826**
Loans granted	10,657	151	1,587	614	200,657	39	16,574	773
Loan payments	(43,752)	(18)	(8,304)	(165)	(104,818)	(351)	(9,754)	(700)
Total	**539,650**	**592**	**27,154**	**21,348**	**572,745**	**459**	**33,871**	**7,899**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 33
TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of June 30,				As of December 31,			
	2019				2018			
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Cash and deposits in banks	74,372	-	-	-	189,803	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	955,984	108,953	-	-	748,632	105,358	-	9
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	95,334	69,721	-	-	38,960	51,842	-	-
Liabilities								
Deposits and other demand liabilities	20,807	60,807	6,437	650	27,515	(21,577)	2,493	(480)
Obligations under repurchase agreements	12,036	572	348	-	6,501	-	329	68
Time deposits and other time liabilities	2,312,546	43,598	7,463	1,902	2,585,337	-	3,189	(838)
Financial derivative contracts	937,010	83,193	-	2	770,624	112,523	-	-
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	368,306	-	-	-	335,443	-	-	-
Other financial liabilities	13,553	-	-	-	6,807	-	-	-
Other liabilities	15,068	90,031	-	-	60,884	89,817	-	-

c) Recognized income (expense) with related parties

	As of Junio 30,							
	2019				2018			
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded								
Income and expenses from interest and inflation	(34,808)	(2,275)	562	321	(20,866)	(124)	615	260
Fee and commission income and expenses	81,216	12,708	137	88	(12,043)	5,603	79	13
Net income (expense) from financial operations and foreign exchange transactions (*)	83,790	15,126	(2)	(31)	(247,522)	42,302	12	(2)
Other operating income and expenses	552	1,099	-	-	542	(360)	-	-
Key personnel compensation and expenses	-	-	(10,006)	-	-	-	(9,202)	-
Administrative and other expenses	(20,476)	(23,721)	-	-	(19,241)	(26,351)	-	-
Total	**110,274**	**(29,513)**	**(9,309)**	**378**	**(299,129)**	**21,071**	**(8,496)**	**271**

(*) Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 33 TRANSACTIONS WITH RELATED PARTIES, continued d) Payment to Board members and key management personnel The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows: As of June 30, 2019 MCh$ 2018 MCh$ Personnel compensation 7,858 8,559 Board member`s salaries and expenses 653 611 Bonuses or gratuity 8,381 7,772 Compensation in stock (230) (76) Training expenses 26 109 Seniority compensation 1,473 841 Health funds 133 142 Other personnel expenses 275 437 Pension Plans (*) (35) 565 Total 18,534 18,960 e) Composition of key personnel As of June 30, 2019 and December 31, 2018, the composition of the Bank’s key personnel is as follows: As of June 30, N° of executives As of December 31, Position 2019 2018 Directors 11 11 Division managers 13 12 Managers 107 108 Total key personnel 131 131 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community, In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their fair value as of June 30, 2019 and December 31, 2018:

	As of June 30, 2019		As of December 31, 2018	
	Book value MCh$	Fair value MCh$	Book value MCh$	Fair value MCh$
Assets				
Trading investments	163,178	163,178	77,041	77,041
Financial derivative contracts	4,195,904	4,195,904	3,100,635	3,100,635
Loans and accounts receivable from customers and interbank loans, (net)	30,297,607	33,084,864	29,485,435	30,573,611
Investments available for sale	2,898,227	2,898,227	2,394,323	2,394,323
Guarantee deposits (margin accounts)	136,927	136,927	170,232	170,232
Liabilities				
Deposits and interbank borrowings	23,867,402	23,952,353	23,597,863	23,770,106
Financial derivative contracts	3,829,988	3,829,988	2,517,728	2,517,728
Issued debt instruments and other financial liabilities	9,145,591	9,615,650	8,330,633	8,605,135
Guarantees received (margin accounts)	608,590	608,590	371,512	371,512

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank's profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank's value as a going concern.

Below is a detail of the methods used to estimate the financial instruments' fair value.

a) Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued b) Loans and accounts receivable from customers and interbank loans Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value. c) Deposits Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market. d) Short and long term issued debt instruments The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities. e) Financial derivative contracts The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics. The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties. If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others. Fair value and hierarchy measurement IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following: • Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date. • Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. • Level 3: inputs are unobservable inputs for the asset or liability. The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety. The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1). Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
· Mortgage and private bonds	Present Value of Cash Flows Model	Internal Rates of Return ("IRRs") are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates. In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.
· Time deposits	Present Value of Cash Flows Model	IRRs are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates. In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.
· Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model	IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion: With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion: With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
· Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
· UF options	Black – Scholes	There is no observable input of implicit volatility.
· Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
· CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
· Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
· Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement. The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of June 30, 2019 and December 31, 2018. Fair value measurement As of June 30, 2019 MCh$ Level 1 MCh$ Level 2 MCh$ Level 3 MCh$ Assets Trading investments 163,178 126,856 36,322 - Available for sale investments 2,898,227 2,878,728 18,823 676 Derivatives 4,195,904 - 4,185,868 10,036 Guarantee deposits (margin accounts) 136,927 - 136,927 - Total 7,394,236 3,005,584 4,377,940 10,712 Liabilities Derivatives 3,829,988 - 3,828,795 1,193 Guarantees received (margin accounts) 608,590 - 608,590 - Total 4,438,578 - 4,437,385 1,193 Fair value measurement As of December 31, 2018 MCh$ Level 1 MCh$ Level 2 MCh$ Level 3 MCh$ Assets Trading investments 77,041 71,158 5,883 - Available for sale investments 2,394,323 2,368,768 24,920 635 Derivatives 3,100,635 - 3,089,077 11,558 Guarantee deposits (margin accounts) 170,232 - 170,232 - Total 5,742,321 2,439,926 3,290,112 12,193 Liabilities Derivatives 2,517,728 - 2,516,933 795 Guarantees received (margin accounts) 371,512 - 371,512 - Total 2,889,240 - 2,888,445 795 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of June 30, 2019 and December 31, 2018: Assets As of June 30, Fair value measurement 2019 Level 1 Level 2 Level 3 MCh$ MCh$ MCh$ MCh$ Credits and accounts receivable from customers and owed by banks 33,084,864 - - 33,084,864 Total 33,084,864 - - 33,084,864 Liabilities Deposits and obligations with banks 23,952,353 - 15,042,759 8,909,594 Debt instruments issued and other obligations 9,615,650 - 9,615,650 - Total 33,568,003 - 24,658,409 8,909,594 Fair value measurement As of December 31, 2018 MCh$ Level 1 MCh$ Level 2 MCh$ Level 3 MCh$ Assets Credits and accounts receivable from customers and owed by banks 30,573,611 - - 30,573,611 Total 30,573,611 - - 30,573,611 Liabilities Deposits and obligations with banks 23,770,106 - 23,770,106 - Debt instruments issued and other obligations 8,605,135 - 8,605,135 - Total 32,375,241 - 32,375,241 - There was no transfer between levels 1 and 2 for the years ended June 30, 2019 and December 31, 2018. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 34 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2019 and 2018: Assets Liabilities MCh$ MCh$ As of January 1, 2019 12,193 795 Total realized and unrealized profits (losses) Included in statement of income (1,481) 398 Included in other comprehensive income - - Purchases, issuances, and loans (net) - - As of June 30, 2019 10,712 1,193 Total profits or losses included in comprehensive income at June 30, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018 (1,481) 398 Assets Liabilities MCh$ MCh$ As of January 1, 2018 22,987 7 Total realized and unrealized profits (losses) Included in statement of income (9,334) (7) Included in other comprehensive income 22 - Purchases, issuances, and loans (net) - - As of June 30, 2018 13,675 - Total profits or losses included in comprehensive income at June 30, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016 (9,312) (7) The realized and unrealized profits (losses) included in comprehensive income for 2019 and 2018, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item. The potential effect as of June 30, 2019 and 2018 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant. Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018

NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2019 and 2018:

As of June 30, 2019	Linked financial instruments, compensated in balance			Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Gross amounts	Compensated in balance	Net amount presented in balance		
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	
Assets					
Financial derivative contracts	3,982,760	-	3,982,760	213,144	**4,195,904**
Investments under resale agreements	-	-	-	-	**-**
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	30,297,607	**30,297,607**
Totales	**3,982,760**	**-**	**3,982,760**	**30,510,751**	**34,493,511**
Liabilities					
Financial derivative contracts	3,629,813	-	3,629,813	200,175	**3,829,988**
Investments under resale agreements	133,690	-	133,690	-	**133,690**
Déposits and interbank borrowings	-	-	-	23,867,402	**23,867,402**
Total	**3,763,503**	**-**	**3,763,503**	**24,067,577**	**27,831,080**

As of December 31, 2018	Linked financial instruments, compensated in balance			Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Gross amounts	Compensated in balance	Net amount presented in balance		
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	
Assets					
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	**3,100,635**
Investments under resale agreements	-	-	-	-	**-**
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	29,485,435	**29,485,435**
Totales	**1,947,726**	**-**	**1,947,726**	**30,683,344**	**32,586,070**
Liabilities					
Financial derivative contracts	1,735,555	-	1,735,555	782,173	**2,517,728**
Investments under resale agreements	48,545	-	48,545	-	**48,545**
Déposits and interbank borrowings	-	-	-	23,597,862	**23,597,862**
Total	**1,784,100**	**-**	**1,784,100**	**24,380,035**	**26,164,135**

Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 35 NON-CURRENT ASSETS CLASSIFIED AS KEPT FOR SALE Banco Santander has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings. As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way. The following investments in associates were classified to non-current assets held for sale: As of June 30, 2019 2018 Participation Assets Result Result % MCh$ MCh$ MCh$ Transbank 25.00 19,093 1,442 1,414 Nexus 12.90 2,414 136 248 Redbanc 33.43 2,943 121 198 Total 24,450 1,699 1,860 Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF JUNE 30, 2019 AND 2018 (un audited) AND DECEMBER 31, 2018 NOTE 36 SUBSEQUENT EVENTS On July 11, 2019, the Bank made a current bond placement in the amount of AUD 20,000,000. On July 17, 2019, the Bank made a Current Bond placement in the amount of AUD 43,000,000. There are no other subsequent events that occurred between July 1, 2019 and the date of issuance of these Consolidated Interim Financial Statements (July 29, 2019) to be disclosed. JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer MIGUEL MATA HUERTA Chief Executive Officer Consolidated Interim Financial Statements June 2019 / Banco Santander Chile 116